SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item

1.	Telecom Argentina Stet-France Telecom reports its Consolidated Financial Statements at September 30, 2003.

2.	Letter to the Buenos Aires Stock Exchange dated November 20, 2003.

3.	Free Translation of “Letter to the Buenos Aires Stock Exchange” dated November 20, 2003.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003 AND 2002

INDEX

Summary information on the consolidated financial statements at September 30, 2003

1. General considerations

2. Company activities (a)

3. Summary comparative consolidated balance sheets

4. Summary comparative consolidated statements of operations

5. Fixed telephone service statistical data (in physical units) (a)

6. Consolidated ratios

7. Outlook (a)

(a) Not covered by the limited review report

Consolidated Financial Statements

Consolidated balance sheets

Consolidated statements of operations

Consolidated statements of changes in shareholders’ equity

Consolidated statements of cash flows

Notes to the Consolidated Financial Statements

Exhibits A to I

Limited review report

Corporate information

$ : Argentine peso

US$ : U.S. dollar

$2.915 = US$1

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT

SEPTEMBER 30, 2003

(Amounts in million of Argentine constant pesos or as expressly indicated)

1. General considerations

Telecom Argentina reached a consolidated net income of $779 million for the nine-month period ended September 30, 2003 (“9M03”). Comparatively, consolidated net loss for the nine-month period ended September 30, 2002 (“9M02”) was $4,137 million.

Earnings per share and ADR for 9M03 amounted to $0.79. In comparison, the loss per share and ADR for 9M02 was $4.20.

Gross profit, operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 9M03 represented 29%, 53%, 1% and 29% of net sales, respectively; compared with 30%, 45%, (5%) and (131%), respectively, for 9M02.

As indicated in Note 3.1.d to the Consolidated financial statements, such statements have been prepared in accordance to the legal accounting standards established by the Comisión Nacional de Valores (“CNV”), that recognizes the inflationary effect up to February 28, 2003, date in which the CNV has required the companies under its supervision to discontinue the inflation adjustment method. Accordingly, the figures as of September 30, 2002 have been adjusted using the adjustment factor of 0.9938 that corresponds to the Wholesale Price Index for the period September 2002 to February 2003.

The Company is including additional information in order to provide a better understanding of the business including figures that have not been adjusted by inflation (not required by Argentine GAAP) and which were used as the base for the information presented in constant pesos. It is recommended the reading of the “Financial Statements 2003 – 3rd quarter” in the Company’s website (www.telecom.com.ar) for a better comprehension on these figures.

Nine-month periods ended September 30,	2003	2002
Net sales	2,711	3,151
Cost of services provided	(1,929)	(2,211)

Gross profit	782	940
Administrative expenses	(182)	(230)
Sales expenses	(576)	(853)

Operating profit (loss)	24	(143)
Equity losses from related companies	2	(18)
Depreciation of goodwill	—	(10)
Financial and holding results	529	(5,862)
Other expenses, net	(138)	(115)
Debt restructuring results	375	—

Net income (loss) before income tax and minority interest	792	(6,148)
Income tax	—	1,990
Minority interest	(13)	21

Net income (loss)	779	(4,137)

Earnings per share (in pesos)	0.79	(4.20)

2. Company activities

•	Consolidated net revenues

Consolidated net revenues for the 9M03 totaled $2,711 million, a decrease of $440 million or 14%, as compared with $3,151 million for the 9M02. It should be noted that the regulated rates remained frozen after the “pesification” enforced by the Argentine government on January 6, 2002. Revenues for the period, without the inflation adjustment, would have reached $2,710 million, an increase of $342 million or 14% compared to the 9M02 ($2,368 million). The increase can be largely attributed to

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

I

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

higher prices in the data transmission, Internet and Domestic Long Distance services and to the recovery in the demand, particularly in the cellular business in Argentina.

Measured service, the main component of revenues in the basic telephony business, decreased by $132 million, or 16%, to $673 million during the 9M03 as compared to the 9M02. Non-adjusted figures would have shown an increase of $79 million, or 13%. Revenues from domestic long distance increased as a consequence of higher traffic and higher average rates prompted by the reduction of promotional discounts. Revenues from local telephony also increased due to higher traffic.

Total traffic volume (Local and DLD), measured in minutes, increased by 3% for the 9M03 as compared to the 9M02. However, the outgoing international long distance traffic, measured in minutes, decreased by 18%, as compared to the 9M02.

Monthly charges decreased by $162 million, or 27%, to $448 million for the 9M03 as compared to the 9M02. Non-adjusted figures would have shown an increase of $10 million, or 2%, mainly due to the increase in revenues from Supplementary Services. Lines in services as of September 30, 2003 increased to approximately 3,623,000, due to the slight recovery in demand, compared to approximately 3,610,000 as of September 30, 2002. Moreover, monthly charges remained stable after the “pesification” and freeze enforced by the Argentine government in January 6, 2002.

Revenues from installation fees paid by new customers increased by $4 million or 25%, to $20 million for the 9M03 as compared to the 9M02. Non-adjusted figures would have shown an increase of $8 million or 67%, largely due to a higher number of lines connected.

Public telephony revenues decreased by $25 million or 17% to $126 million for 9M03 as compared to the 9M02. Non-adjusted figures would have shown an increase of $16 million or 15%, as a consequence of the higher traffic generated by public telephony telecommunication centers (“Telecentros”).

Revenues generated by interconnection services during the 9M03 decreased by $22 million or 16%, to $119 million. Non-adjusted figures would have shown an increase of $14 million or 13% mainly due to the application of the Reference Stabilization Index (“Coeficiente de Estabilización de Referencia” or “CER”) to the prices of these services.

Regarding the international telephony business, during the 9M03, revenues decreased by $55 million or 26%, to $156 million as compared to the 9M02. Non-adjusted figures would have shown no changes.

Revenues generated by the data transmission business totaled $247 million during the 9M03, representing a decrease of $25 million or 9%, as compared to the 9M02. Non-adjusted figures would have shown an increase of $34 million or 16%, as a consequence of higher revenues generated by the ground networks and lease of data circuits. Additionally, internet dial-up measured services increased as a consequence of the higher number of Internet subscribers that use local numbers with 4004 or similar numbering to access Telecom’s network. As of September 30, 2003 Internet minutes represented 33% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues showed no changes remaining at $44 million during the 9M03. Non-adjusted figures would have shown an increase of $12 million or 38%, mainly due to the higher number of subscribers and the increase in ADSL high-speed access and dial-up monthly fees. As of September 30,

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

II

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

2003, the number of Arnet’s ADSL subscribers reached approximately 39,600. Furthermore, Internet dial-up customers reached approximately 154,000.

The revenues generated by the cellular business during the 9M03 increased by $2 million or 0.1%, to $817 million as compared to the 9M02. Non-adjusted figures would have shown an increase of $173 million or 27%.

Non-adjusted revenues of Telecom Personal in Argentina would have increased by $214 million or 43%, to $706 million as compared to the similar period of fiscal year 2002 mainly due to the higher number of subscribers, higher sales of pre-paid cards, higher Calling Party Pays revenues (CPP), the increase in revenues originated by charges for the termination of calls coming from other cellular operators, and the increase in national and international roaming charges.

Furthermore, the average revenue per user increased by 26% (to $30 per customer, denominated in current pesos). Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,425,000 at September 30, 2003, representing an increase of approximately 273,000 customers, or 13%, compared to September 30, 2002.

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

III

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

The customer base as of September 30, 2003 amounted to approximately 1,996,000 prepaid subscribers, representing 82% of the total customer base, and approximately 429,000 post-paid subscribers, representing the remaining 18% of the total customer base.

Núcleo, Telecom Personal’s subsidiary that provides cellular and PCS services in Paraguay, generated $111 million in revenues during the 9M03, which are consolidated into the revenues of Telecom Personal. This represented a decrease of $41 million or 27% as compared to the similar period of fiscal year 2002. The decrease can be mainly attributed to the appreciation of the peso against the Paraguayan guaraní as these revenues are denominated in Paraguayan currency, and to the slight decrease in the customer base. As of September 30, 2003, Núcleo had approximately 519,000 cellular and PCS customers, a decrease of approximately 27,000 customers, or 5%, as compared to September 30, 2002.

In the directories edition business, revenues from the subsidiary Publicom decreased by $2 million for the nine-month periods ended September 30, 2003, and 2002. Non-adjusted figures would have shown a decrease of $1 million.

Nine-month periods ended September 30,	2003	2002
National basic telephone service	1,443	1,803
International telephone service	156	211
Data transmission	247	272
Internet	44	44
Cellular telephony	817	815
Directories edition	4	6

Total net sales in constant pesos	2,711	3,151

•	Operating costs

The cost of services provided, administrative expenses and selling expenses for the 9M03 decreased by $607 million or 18%, to $2,687 million as compared to the 9M02, mainly as a result of the inflation adjustment of figures as of September 30, 2002 and to cost reduction plans implemented by the Company. In the case of not applying the inflation adjustment to the operating costs before depreciation and amortization, such costs would have decreased for the 9M03 to $1,261 million or $33 million or 3%.

Salaries and social security contributions decreased by $108 million, or 23%, to $363 million for the 9M03. Non-adjusted figures would have shown an increase of $12 million or 3%, primarily due to the increase in social security contributions since March 1, 2003 and the extraordinary bonuses and salary increase for unionized and non-unionized employees. This effect was partially offset by the reduction in headcount. As of September 30, 2003, the headcount totaled 12,873 as compared to 14,112 as of September 30, 2002.

Expenses related to taxes (including turnover taxes and taxes on bank debit and credit) decreased by $24 million or 11%, to $189 million for the 9M03. Non-adjusted figures would have shown an increase in taxes of $29 million or 18%, mainly due to the increase in the turnover tax in the fixed telephony and the cellular business as a consequence of the increase in sales.

Materials and supplies charges decreased by $32 million, or 23%, to $108 million for the 9M03. Non-adjusted figures would have shown an increase of $4 million, or 4%, mainly due to higher expenses associated with the installation of new lines and maintenance of the network in the fixed business.

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

IV

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

The allowance for doubtful accounts decreased by $178 million or 90% to $19 million for 9M03. Non-adjusted figures would have shown a decrease of $114 million or 86%. The decrease was evidenced in the fixed lines business ($77 million) that is related to the decrease in customer lines as a consequence of the crisis of year 2002 and in the cellular business ($37 million).

Commissions paid to vendors and card sales increased by $16 million, or 31%, to $68 million for the 9M03. Non-adjusted figures would have shown an increase of $24 million, or 55%, as a consequence of higher commissions paid for new cellular customers and sales of prepaid card.

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

V

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Interconnection costs decreased by $12 million or 11% to $100 million for the 9M03. Non-adjusted figures would have shown an increase of $17 million, or 20%, mainly as a result of higher charges paid for local and long distance access, circuit rentals and termination charges for traffic related to 4004 services in the Internet business and the application of the CER to the prices of these services.

Service fees (including fees for debt restructuring process) decreased by $14 million or 16% to $75 million for the 9M03. Non-adjusted figures would have shown an increase of $6 million or 9%, principally due to higher fees related to information systems.

Management services fees arising mainly from special missions decreased by $20 million, or 91%, to $2 million for the 9M03. Non-adjusted figures would have shown a decrease of $11 million or 85%, as the Company and the Operators agreed to suspend certain provisions of both parties of the management contract, starting April 1º, 2002. As a consequence, the accrual and the payment of the management fee (except for the services related to the special missions requested by the Company) have been suspended from such day and until the termination of the Management Contract provided in point 7.2. of such contract (October 2004). Only the special services requested by Telecom have been paid.

Costs related to advertising decreased by $8 million, or 33%, to $16 million for the 9M03. Non-adjusted figures would have shown a decrease of $1 million or 6%. This is mainly due to lower media advertising and promotional and institutional campaigns expenses resulting from the cost control plan.

Cost of cellular handsets decreased by $7 million or 58% to $5 million. Non-adjusted figures would have shown a decrease of $4 million, or 44%, mainly due to the lower number of cellular handsets sold.

Other expenses decreased by $59 million, or 21%, for the 9M03, reaching $226 million. Non-adjusted figures would have shown an increase of $6 million, or 3%, mainly due to higher charges for the termination of calls coming from other cellular operators and higher roaming charges.

Depreciation of fixed assets decreased by $137 million or 9%, to $1,342 million during the 9M03 as a consequence of the end of the amortization period of some assets and lower depreciation of capitalized foreign currency exchange differences originated by financial debt.

Finally, amortization of intangible assets decreased by $2 million or 2% to $81 million for the 9M03, mainly due to lower charges related to exclusivity rights and information systems development in the cellular business.

Nine-month periods ended September 30,	2003	2002
Wages and social benefits	(363)	(471)
Taxes	(60)	(78)
Turnover tax	(100)	(100)
Taxes on bank debits and credits	(29)	(35)
Materials and supplies	(108)	(140)
Transport and freight	(20)	(30)
Bad debts expense	(19)	(197)
Interconnection costs	(100)	(112)
Settlement outgoing expenses	(57)	(82)
Lease of circuits	(36)	(33)
Fees for debt restructuring process	(14)	(15)
Fees for services	(61)	(74)
Management fees	(2)	(22)
Advertising	(16)	(24)
Cost of cellular handsets	(5)	(12)
Agent commissions and card sales	(68)	(52)
Roaming	(28)	(27)
Charges for termination of calls coming from other cellular operators	(31)	—
Other	(147)	(228)

Subtotal	(1,264)	(1,732)
Depreciation of fixed assets	(1,342)	(1,479)
Amortization of intangibles assets	(81)	(83)

Operating costs	(2,687)	(3,294)

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

VI

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	Financial and holding results

The gains resulting from financial and holding results reached $529 million for the 9M03 as compared to the loss of $5,862 million for the 9M02. This improvement can be largely attributed to the $1,006 million gain arising from currency exchange differences derived from the appreciation of the Peso during the nine-month period of 2003, which affected the Company’s net foreign currency monetary position. Additionally, as a consequence of the lower exchange rate, the interest on foreign currency liabilities decreased by $203 million as compared with the 9M02.

•	Other expenses, net

Other expenses, net increased $23 million, or 20%, to $138 million for the 9M03 as compared to the 9M02 due to higher reserves for lawsuits and contingencies and higher severance and termination charges.

•	Cash flow and net financial debt

Net Financial Debt (Loans – Cash and banks plus Current Investments) decreased by $3,272 million or 30% to $7,554 million for the 9M03 as compared with the 9M02 ($10,826 million in current pesos), as a consequence of the lower foreign exchange rate, the results of the Cash Tender Offer and the cash generation from operations.

•	Investment plan

Telecom has made investments in fixed assets of $20,857 million, since the start of operations on November 8, 1990, of which $60 million corresponds to the 9M03. Likewise, a $ 5 million investment was made in Intangible Assets. As of September 30, 2003, the net book value of fixed assets and intangible assets totaled $9,169 million.

Of the total amount invested during the 9M03, $36 million, or 55%, corresponds to basic telephony, data transmission and Internet (public telephony 8%, transmission 25% and outside plant 36%, switching 14% and computer equipment 11%) and $29 million or 45% to cellular telephony.

•	Recent developments

Nortel Inversora

On September 9, 2003, France Telecom announced the sale of its interests in Nortel Inversora (the controlling shareholder of Telecom Argentina) to the argentine group Werthein for the amount of US$ 125 million. This transaction is subject to regulatory approval.

Telecommunications Fund

The Argentine government has launched a Fund for the Development of the National Telecommunications Industry aimed to grant credits to vendor companies in the telecommunications sector.

Telecom Argentina, among other companies in the telecommunication sector, has committed contributions to the Fund.

Project for a new Telecommunications Law

The Secretariat of Communications has called for a National Congress of Telecommunications to all participants of the telecommunication sector. The aim of the meetings is to exchange ideas that will serve as the foundation for the project of the new Telecommunications Law. The sector is actually regulated by a law that dates from 1972 and several decrees issued after that date.

Telecom Personal launched MMS

Telecom Personal is the first cellular operator in Argentina to provide Multimedia Mobile Services using the GSM technology.

MMS allows customers to take pictures with cellular phones and send them instantly to other terminals or to e-mail addresses. Other services to

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

VII

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

be provided include the possibility to send and receive text, image and audio among GSM clients of Personal.

New Employees

In September 2003, Telecom announced the incorporation of 1,393 employees that were previously working for the Company but under contracts with third parties, keeping all their social benefits, as from October 1st. These employees are in charge of the client attention services (mainly the Call Center, 110 Information Service, 112 Service repair, Back-office. International Service, and client attention services in Personal and Arnet among others).

3. Summary comparative consolidated balance sheets

September 30,	2003	2002	2001	2000	1999
Current assets	2,589	2,283	2,819	4,012	3,419
Non current assets	9,381	11,452	12,061	12,648	12,305

Total assets	11,970	13,735	14,880	16,660	15,724

Current liabilities	9,981	12,478	3,802	4,660	3,570
Non current liabilities	343	144	5,810	6,467	6,489

Total liabilities	10,324	12,622	9,612	11,127	10,059

Minority interest	23	8	27	29	33
Temporary differences from translation	27	39	—	—	—
Shareholders’ equity	1,596	1,066	5,241	5,504	5,632

Total liabilities, minority interest, temporary differences from translation and Shareholders’ equity	11,970	13,735	14,880	16,660	15,724

4. Summary comparative consolidated statements of operations
Nine-month periods ended September 30,	2003	2002	2001	2000	1999
Net sales	2,711	3,151	5,356	5,558	5,456
Operating costs	(2,687)	(3,294)	(4,606)	(4,597)	(4,257)

Operating profit (loss)	24	(143)	750	961	1,199
Equity income (losses) from related companies	2	(18)	(5)	(2)	—
Depreciation of goodwill	—	(10)	(13)	(11)	(11)
Financial and holding results	529	(5,862)	(365)	(363)	(279)
Other expenses, net	(138)	(115)	(109)	(83)	(112)
Debt restructuring results	375	—	—	—	—

Net income (loss) before income tax and minority interest	792	(6,148)	258	502	797
Income tax	—	1,990	(116)	(207)	(314)
Minority interest	(13)	21	—	2	4

Net income (loss)	779	(4,137)	142	297	487

Earnings per share (in pesos)	0.79	(4.20)	0.14	0.30	0.49

5.	Fixed telephone service statistical data (in physical units)

September 30,	2003		2002		2001		2000		1999
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Installed lines	3,800,604	304	3,802,400	6	3,796,460	13,624	3,680,489	97,650	3,577,807	11,381
Lines replaced (a)	1,851,232	—	1,851,232	—	1,851,232	—	1,817,084	—	1,816,935	29,581
Lines in service (b)	3,622,749	44,192	3,610,130	(22,129)	3,892,229	(21,913)	3,744,620	189,682	3,422,596	21,340
Customers lines	3,327,514	42,444	3,310,342	(20,921)	3,586,679	(28,937)	3,475,518	175,214	3,201,676	6,022
Public phones installed	79,446	86	79,497	(182)	82,574	(158)	78,738	727	71,407	7,961
Percentage of lines connected to digital exchanges	100.0	—	100.0	—	100.0	—	100.0	—	100.0	—
Lines in service per 100 inhabitants (c)	19.4	0.2	19.6	(0.1)	21.3	(0.2)	20.7	1.0	19.1	0.1
Lines in service per employee	342	10	326	(1)	379	1	382	13	369	8
Investment in Fixed assets in million of pesos (a)	20,857	26	20,777	28	20,287	178	19,119	675	17,050	740

(a)	As from 11.8.90.

(b)	Includes Direct Inward Dialing numbers that do not occupy lines installed capacity.

(c)	Corresponding to the northern region of Argentina.

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

VIII

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

6. Consolidated ratios

September 30,	2003	2002	2001	2000	1999
Liquidity (1)	0.26	0.18	0.74	0.86	0.96
Solvency (2)	0.16	0.09	0.55	0.50	0.56
Locked up capital (3)	0.78	0.83	0.81	0.76	0.78

(1)	Current assets/Current liabilities.

(2)	Shareholders’ equity plus minority interest and temporary differences from translation/Total liabilities.

(3)	Non current assets/Total assets

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

IX

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

7. Outlook

The 3Q03 went on with a economically stable context. However, the exchange rate of the argentine peso against the U.S. dollar and the Euro showed a negative trend. The levels of activity also continued with the positive trend shown in previous periods although they decelerate the rhythm of growing. Likewise, the rates of inflation remained stable.

The Company’s operations are still affected, in general, by the macroeconomic scenario uncertainty and, in particular, by the lack of resolution of the tariff structure renegotiation. It should be noted that the negative trend in the exchange rate generated losses arising from currency exchange differences that were the main cause of the consolidated net losses for the 3Q03.

In the context of the debt restructuring, after the expiration of the cash tender offer that took place in the previous quarter, the Company is ongoing the last stage of the debt restructuring process, continuing the conversations with its main financial creditors in order to find a final resolution to the debt restructuring process.

In this uncertain context, Telecom is still working hard to maintain the quality of the service and to reduce its cost structure and adapt it to the new environment. Notwithstanding the Company has significantly reduced its investment program, the Company is evaluating several investment projects in services in competence, which has a potential growth that will generate a substantial increase of cash inflows.

Amadeo R. Vázquez
President

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

X

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Alicia Moreau de Justo 50 – Buenos Aires

FISCAL YEAR No. 15 beginning January 1, 2003 with comparative information for the nine-month period ended September 30, 2002 and for the year ended

December 31, 2002 (see Note 3.1.c)

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003 and 2002

Principal Company activity: Telecommunication services and the marketing of equipment, infrastructure and goods of any type related or complimentary to telecommunication, and the performance of works and the provision of all types of services, including consultancy and security, related to telecommunications and telecomputing.

Dates of registration with the Public Commerce Registry:

Bylaws: July 13, 1990

Last amendment to by-laws: May 29, 2003

Expiration of Company charter: July 13, 2089

Information about Company control is in Note 6 a.

CAPITAL COMPOSITION

at September 30, 2003

Capital stock	Registered, authorized, issued and outstanding (Note 8)
Capital stock, $ 1 nominal value and one vote per share
Class “A”	502,034,299
Class “B”	436,323,992
Class “C”	46,022,687

Total	984,380,978

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

CONSOLIDATED BALANCE SHEETS (see Note 3.1.c)

	In million of Argentine constant pesos (see Note 3.1.d)
	September 30, 2003	December 31, 2002
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	77	89
Investments (Note 4.b)	1,825	1,326
Trade accounts receivable (Note 4.c)	530	600
Other receivables (Note 4.d)	146	73
Inventories (Note 4.e)	2	12
Other assets (Note 4.f)	9	3

Total current assets	2,589	2,103

NON-CURRENT ASSETS
Trade accounts receivable (Note 4.g)	—	1
Other receivables (Note 4.h)	158	143
Investments (Exhibit C)	54	59
Fixed assets (Exhibit A)	8,300	9,689
Intangible assets (Exhibit B)	869	946

Total non-current assets	9,381	10,838

TOTAL ASSETS	11,970	12,941

LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 4.i)	342	394
Debt (Note 7)	9,412	11,135
Payroll and social benefits payable (Note 4.j)	70	61
Taxes payable (Note 4.k)	123	118
Other liabilities (Note 4.l)	22	25
Reserves (Exhibit E)	12	9

Total current liabilities	9,981	11,742

NON-CURRENT LIABILITIES
Debt (Note 7)	86	145
Payroll and social benefits payable (Note 4.m)	23	29
Other liabilities (Note 4.n)	27	29
Reserves (Exhibit E)	207	142

Total non-current liabilities	343	345

TOTAL LIABILITIES	10,324	12,087
Minority interest	23	9
Temporary differences from translation	27	28
SHAREHOLDERS’ EQUITY (according to Statement of changes)	1,596	817

TOTAL LIABILITIES, MINORITY INTEREST, TEMPORARY DIFFERENCES FROM TRANSLATION AND SHAREHOLDERS’ EQUITY	11,970	12,941

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Valerio Cavallo	Carlos Felices	Amadeo R. Vázquez
Chief Financial Officer	Chief Executive Officer	President

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

CONSOLIDATED STATEMENTS OF OPERATIONS (see Note 3.1.c)

	In million of Argentine constant pesos, except per share amounts (see Note 3.1.d)
Nine-month periods ended September 30,		2003		2002
Net sales (Note 4.o)		2,711		3,151
Cost of services provided (Exhibit F)		(1,929)		(2,211)

Gross profit		782		940
Administrative expenses (Exhibit H)		(182)		(230)
Sales expenses (Exhibit H)		(576)		(853)

Operating loss		24		(143)
Equity income (losses) from related companies (Note 4.p)		2		(18)
Depreciation of goodwill (Note 4.q)		—		(10)
Financial and holding results (Note 4.r)
Generated by assets	(39)		(1,578)
Generated by liabilities	568	529	(4,284)	(5,862)

Other expenses, net (Note 4.s)		(138)		(115)
Debt restructuring results (Note 4.t)		375		—

Net income (loss) before income tax and minority interest		792		(6,148)
Income tax (Note 9)		—		1,990
Minority interest		(13)		21

Net income (loss)		779		(4,137)

Net income (loss) per share (Note 3.1.j)		0.79		(4.20)

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Valerio Cavallo	Carlos Felices	Amadeo R. Vázquez
Chief Financial Officer	Chief Executive Officer	President

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the nine-month periods ended September 30, 2003 and 2002 (see Note 3.1.c)

(In million of Argentine constant pesos – see Note 3.1.d)

Concept	Shareholders’ contributions			Earnings			Total Shareholder’s equity
	Capital stock	Adjustment to capital stock	Total	Legal reserve	Unappropriated retained earnings	Total
Balance at January 1, 2002	984	3,044	4,028	274	901	1,175	5,203
As approved by the Shareholders’ Ordinary Meeting held on April 24, 2002:
- Legal Reserve	—	—	—	3	(3)	—	—
Net loss	—	—	—	—	(4,137)	(4,137)	(4,137)

Balance at September 30, 2002	984	3,044	4,028	277	(3,239)	(2,962)	1,066

Balance at January 1, 2003	984	3,044	4,028	277	(3,488)	(3,211)	817
Net income	—	—	—	—	779	779	779

Balance at September 30, 2003	984	3,044	4,028	277	(2,709)	(2,432)	1,596

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Valerio Cavallo	Carlos Felices	Amadeo R. Vázquez
Chief Financial Officer	Chief Executive Officer	President

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

CONSOLIDATED STATEMENTS OF CASH FLOWS (see Note 3.1.c)

	In million of Argentine constant pesos (see Note 3.1.d)
Nine-month periods ended September 30,	2003	2002
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net income (loss)	779	(4,137)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Bad debts expense and other allowances	31	207
Depreciation of fixed assets	1,342	1,479
Amortization of intangible assets	81	83
Equity income (losses) from related companies	(2)	18
Depreciation of goodwill	—	10
Materials usage	29	43
Fixed assets disposals	11	49
Reserves	83	53
Debt restructuring results	(375)	—
Interest and other financial expenses	(541)	5,199
Termination benefits	(15)	2
Minority interest	13	(21)
Income tax	(1)	(1,990)
Net decrease (increase) in assets	(307)	1,107
Net increase (decrease) in liabilities	250	(837)

Total cash flows provided by operating activities	1,378	1,265

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Fixed asset acquisitions	(98)	(356)
Intangible asset acquisitions	(5)	(22)
Other investments not considered as cash or cash equivalents	(182)	60

Total cash flows used for investing activities	(285)	(318)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Debt proceeds	—	4
Repayment of debt	(429)	(45)
Payment of interest and related expenses	(332)	(439)

Total cash flows used for financing activities	(761)	(480)

INCREASE IN CASH AND CASH EQUIVALENTS	332	467
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	1,314	429

CASH AND CASH EQUIVALENTS AT PERIOD END	1,646	896

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Note 5 provides additional information regarding the Consolidated statements of cash flows.

Valerio Cavallo	Carlos Felices	Amadeo R. Vázquez
Chief Financial Officer	Chief Executive Officer	President

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (*)

For the nine-month periods ended September 30, 2003 and 2002 and for the year ended December 31, 2002 (see Note 3.1.c)

(Amounts in million of Argentine constant pesos per share amounts or as otherwise indicated – see Note 3.1.d)

(*)	Conventionally, the definitions used in these consolidated financial statements are included in the Glossary of terms.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

GLOSSARY OF TERMS

The following definitions are not intended as technical definitions, but to assist the reader to understand certain terms as used in the Company’s financial statements.

The Company/Telecom Argentina/Telecom	Telecom Argentina Stet-France Telecom S.A.

Telecom Group/Group	Economic group formed by the Company and its controlled companies.

ENTel	Empresa Nacional de Telecomunicaciones, which had provided public telecommunication services in Argentina until its privatization.

SC	The Argentine Secretary of Communications.

SBT	Basic Telephone Services.

CNV	The National Securities Commission.

Personal/Núcleo/Cable Insignia/Micro Sistemas/ Publicom/Latin American Nautilus/Multibrand/ Nahuelsat/Internacional/Telintar/Soluciones	Correspond to the corporations controlled by Telecom or that were controlled or jointly controlled by Telecom as defined under the Argentine Corporation Law or that are related parties.

Telecom Argentina USA	Corresponds to Telecom Argentina USA Inc., a controlled company of Telecom, as defined under the Argentine Corporation Law.

CNC	The Argentine National Communications Commission.

The Pliego	List of Conditions approved by Decree No. 62/90, related to the privatization of ENTel.

STM	Mobile Telephone Service.

SRMC	Mobile Cellular Radiocommunication Service.

AMBA	Metropolitan Area Buenos Aires, the area of the Federal District and greater Buenos Aires.

PCS	Personal Communications Service. A wireless communications service with systems that operate in a manner similar to cellular systems.

Nortel	Nortel Inversora S.A. The controlling company of Telecom.

Telecom Italia/FCR/Operators	Telecom Italia S.p.A. and France Cables et Radio S.A. (a controlled company by France Telecom S.A.), jointly referred to as the Operators.

Telefónica	Telefónica de Argentina S.A.

SU	Universal Service: the availability of SBT at an affordable price to all persons within a country or specified area.

IPC	Consumer Price Index.

Price Cap	The application of annual reductions to the general level of the Company’s rates.

BCRA	The Central Bank of the Argentine Republic.

SEC	Securities and Exchange Commission of the USA.

CPCECABA	Professional Board of Economic Sciences of Ciudad Autónoma de Buenos Aires.

RT/FACPCE/Argentine GAAP	Technical Resolutions issued by the Argentine Federation of Professional Boards of Economic Sciences that is generally accepted accounting principles of Argentina.

Constant pesos	Currency unit of the financial statements, that is, constant Argentine pesos as of period-end, according to FACPCE RT 6.

VPP	Equity method.

CEOI	Certificates of execution of tax option.

IAS/IASC	International Accounting Standards issued by the International Accounting Standard Committee.

DGI	The Argentine Tax Authority.

U.S.GAAP	Generally Accepted Accounting Principles in USA.

BCBA/NYSE	Buenos Aires and New York Stock Exchanges, respectively.

PPP	Share Ownership Program.

OCI	Other Comprehensive Income

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

NOTE 1 – TELECOM GROUP OPERATIONS

Telecom Argentina was formed as a result of the privatization of ENTel, which had provided public telecommunication services in Argentina.

The Company obtained a license to operate in a designated Northern Zone, beginning operations on November 8, 1990, and provided public telecommunication services on an exclusive basis for seven years subsequent to this date, having the right to a three-year extension of this exclusivity period.

The Company filed the appropriate petition with the SC to extend the license exclusivity period. Acknowledging the Company’s filing, the Argentine government established the standards for an orderly transition towards an openly competitive telecommunications market by October 10, 1999, the date at which the exclusivity period ended and the Company remained qualified to provide SBT nationally.

Likewise, the Company merged various companies under its ownership to provide the following services: international long distance in the Northern Zone, national telex, value added services, data transmission and Internet. In order to adapt to the new market demands, the Company expanded its corporate purpose. This expansion was approved by the SC and the CNV.

The Company achieves its business objective of providing services through integration with its subsidiaries. Activities carried out by these entities at September 30, 2003 are as follows:

Activity	Subsidiary	Ownership by Telecom in capital stock and votes	Control is through the following	Date of incorporation
Voice, data and	Micro Sistemas (a) (c)	99.99%		12.01.97
Internet services	Telecom Argentina USA	100.00%		09.12.00
Cellular telephone	Personal	99.99%		07.06.94
service	Núcleo	67.50%	Personal	02.03.98
	Cable Insignia (b) (c)	75.00%	Personal	03.18.98
Directories edition	Publicom	99.99%		06.11.92

(a)	Principal company activities: manufacture, commercialization, importation, exportation, research, maintenance and development of electronics equipment.
(b)	Principal company activities: communication services operation, except to broadcasting. This company is in a dissolution process (Note 6.f).
(c)	Companies not operative at September 30, 2003.

NOTE 2 – REGULATORY FRAMEWORK

a)	Regulatory bodies and practices

The Company and its telecommunication subsidiaries are regulated by the CNC, decentralized organism dependent on the SC, which is supervised by the Ministry of Federal Planning, Public Investments and Services. The SC is responsible for developing of sector policies, approving and administrating fundamental technical plans, assisting the Ministry of Federal Planning, Public Investments and Services in rate matters affecting the Company and the development of telecommunication regulations.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Some of the more pertinent regulations are:

•	The Privatization Regulations, which regulate the process of privatization, including the Pliego,

•	The Transfer Agreement,

•	Telecommunication licenses granted to the Company and to subsidiaries that provide telecommunication services,

•	Rate agreements and related decrees and regulations approved in Decree No. 764/2000.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

b)	License held at September 30, 2003

•	Company licenses

The Company holds licenses to provide the following services in Argentina for an indefinite period:

•	Fixed local telephone service,

•	Public telephone service,

•	Long distance, both national and international,

•	Point to point connections, both national and international,

•	Telex, both national and international,

•	Value added services, data transmission, video conferencing, broadcast signal transmission and community repeater.

•	Internet access.

•	Licenses of subsidiaries

Personal is licensed for an indefinite period, on a competitive market basis, to provide STM in the northern region of Argentina, and data transmission and value added services nationally. Additionally, Personal holds a license to provide SRMC in the AMBA, a license without expiration date to provide PCS service in Argentina and the register for the rendering of national and international long distance telephone service.

Núcleo, controlled by Personal, is licensed to provide STM service over Band B nationwide in Paraguay and PCS service in some areas of Paraguay.

c)	Causes of revocation of licenses

•	SBT license

Some of the causes that could revoke the Company’s license are:

(i)	the interruption of all or a substantial part of licensed service;

(ii)	a change in corporate business purpose (without a previous authorization of the appropriate regulatory bodies) or a change of corporate domicile outside of Argentina;

(iii)	any sale, encumbrance or transfer of assets that has the effect of reducing services provided, without the prior approval of the appropriate regulatory bodies.

(iv)	reduction of Nortel (see Note 6) ownership of the Company’s capital stock to less than 51%, or the reduction to less than 51% of the collective ownership by Nortel shareholders who existed at the date of possession, without the prior approval of the appropriate regulatory bodies.

(v)	the assignment or delegation of the commitments of the Operators without the prior approval of the appropriate regulatory bodies.

If the Company’s license is revoked, Nortel must transfer its shares in the Company to the regulatory bodies, in trust, for subsequent sale at public auction. Upon the sale of these shares, the regulatory bodies may renew the Company’s license under conditions to be determined.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	STM license

According to the STM Pliego, the following causes could revoke Personal’s license:

(i)	repeated interruptions of the services described in the STM Pliego;

(ii)	a transference of the license and/or the rights and obligations related to that license, without previous authorization of the CNC;

(iii)	taxes constituted over the license;

(iv)	creditors meeting or bankruptcy of Personal;

(v)	the liquidation or dissolution of Personal, without previous authorization of the CNC.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

d)	Decree to deregulate telecommunication services

Decree No. 764/2000 approved, among other items, three new regulations whose basic provisions are as follows:

•	General licensing regulation

Establishes a single license valid throughout Argentina for the provision of all telecommunication service, fixed or mobile, wired or wireless, national or international, with or without proprietary infrastructure. Service providers need not be exclusively devoted to the telecommunications business. There are no requirements for minimum investment or coverage. Radio broadcasting entities may apply for telecommunication licenses. The resale of services is authorized, subject to a license being received. Foreign companies are not restricted from entry.

•	National interconnection regulation

Establishes the basic regulation and general rules applicable to interconnection between networks of the different providers in competence. This regulation introduces important modifications respect to the National interconnection regulation approved in 1998, in which it could be mentioned a decrease in interconnection services index prices of approximately 50%. Increases the number of network components and functions on behalf of the dominant provider (the Company in the northern zone and Telefónica in the southern zone), and also details the interconnection obligation down to the local level, the rate billing process and the separation of the local loop. Introduces the interconnection method for numeric translation services known as NTS for the internet, audio text and collect calls and the transfer of telephone numbers.

•	SU Regulation

Fixes the rate of contribution to the SU Fund at 1% of telecommunication services income. Establishes an Administrative Counsel to manage the SU Fund and oversee the specific programs of the SU. Adopts a “play or pay” mechanism to ensure compliance with SU Fund contributions, but establishes a contribution exemption mechanism for SBT licensees, which considers both net losses and the percentage market participation of other local telephone service providers. The Regulatory Authority has neither implemented the formation of the Fund nor the official programs to be subsidized.

At the end 2002, the SC created a work group which main purpose is the definition of the Net cost calculation for the SU services, and specifically the application of the “Hybrid Cost Proxy Model”, based on incremental costs in a theoretic network, like the definition and methodology of the calculation for “Non-monetary benefits”, in order to determine the costs to compensate the SU provision. This group has issued different documents which are under consultation through different opinion tribunal.

Telecom, in the responses at those consults, insists on the rule simplification, in order to make effective the SU working, denying the validity and application of concepts like the Non-monetary benefits, non-applicable to the argentine reality.

It should be noted that until today Telecom provides SU programs without obtaining the corresponding compensation included in the Regulation. Additionally, considering the lack of appropriate

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

regulation issued by the Regulatory Body about the SU function and in particular about the Fund, the contributions to the mentioned fund have not been performed.

For all that Telecom, following a prudent criteria, has not recorded in its financial statements the net assets which would correspond if the SU Fund was regulated.

e)	Regulation for the call by call selection of the providers for long distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued Resolution No. 613/01 which approved the rules for the call by call selection (“SPM”) of the providers for long distance services.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

The call by call selection is a system that, allows users, in each call, to select the long distance provider who will make the communications, dialing before the phone number, the access code 17 (for national long distance calls) or 18 (for international long distance calls) and the three digits PQR for the provider’s identification.

Subsequently, and considering the claims submitted against Resolution No. 613/01 by several carriers, the Ministry of Economy issued Resolution No. 75/03, introducing several changes to the Regulations. The main changes were as follows: to provide SPM is optional for long distance carriers; improvement in blockage modality for delinquency; the service connection is a request of the client and; simplify the obligations connected with service promotion and advertising.

As regards implementation terms, Resolution No. 75/03 sets forth that origin providers, both fixed and mobile, must have their equipment and networks available to provide the SPM service within 120 running days since February 6, 2003. Although that period of time has expired at June 6, 2003, the interconnection request for this service have not been received yet.

f)	CPP for international calls

In January 2003 the SC determined that overseas calls terminated in cellular telephones would pay for Calling Party Pays (“CPP”) charges. In order to identify such calls, customers dialing from outside to cellular phones in our country, must add a prefix “9”, after the “country code”.

g)	Rate structure

On November 28, 1991, the Company and Telefónica signed a rate agreement with the Argentine government, which was ratified by Decree No. 2585/91 and became effective on December 18, 1991. The principal features of the agreement, which modified the Transfer Agreement, are as follows:

1)	Rates, measured in basic units or “pulsos”, are denominated in United States dollars and will be adjusted twice annually (April and October) to reflect changes in the overall IPC of the United States of America. Rate adjustments do not require prior regulatory body approval. Since year 2000, adjustments were not made as required by the SC.

2)	Invoicing to customers will be in local currency.

Law No. 25561, of “Public Emergency law and reform of the exchange rate”, effective January 6, 2002, in Section 8 nullifies contract clauses providing for adjustments to the value of payments with reference to United States Dollars or other foreign currencies as well as any indexation clauses based on price indexes or similar mechanism. As a consequence, from that date on, the Company’s tariffs were set in pesos at a US$1 to $1 exchange rate. Likewise, Decree No. 293/2002 started a process of renegotiation of contracts with the public Administration in which the rate structure is involved. Additional information on the process of renegotiation of tariffs and the SBT contract is given in Note 11.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	Rate rebalancing

On December 1, 1999, SC Resolution No. 4269/99 ratified the application of methodology outlined by SC Resolution No. 1801/97. This verified the revenue differences of SBT licensees at the end of a two year period, which resulted from rate rebalancing in February 1997. Additionally, the impact of the rate rebalancing was determined to be an increase in revenues of approximately $9.5 million. The future refunding of this amount has not so far been ruled upon by the Regulatory Bodies.

•	Price Cap

The Price Cap is an annually rate regulation system that includes increasing elements (such as the rate increments twice a year – April and October –) and reducing elements (such as the annually adjustments on the efficiency factor – November –).

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

On April 6, 2000, the Argentine government, Telefónica and the Company signed an agreement which established, for the application of the 2000 cap, a 6.75% reduction of revenues of licensees covered by the rate regulation (6% as set by the SC and 0.75% as determined by licensees) in the period November 2000/November 2001.

If in November 2000 the 6% reduction would not be reached, the regulatory body would determine in which items of the Rate structure should be applied the discounts in order to reach the agreed reduction.

The regulatory body has requested the Company all the information needed to audit the 2000 cap but the final opinion is still pending.

In April 2001, the Argentine government, Telefónica and the Company signed an agreement which established, for the application of the 2001 cap, a 5.6% efficiency factor for the period November 2001/October 2002.

The surplus had to be applied as from November 8, 2001 but it is still pending because it was affected by an injunction stating not to carry out any tariff adjustments. The Company appealed this injunction arguing that if one part of the formula cannot be applied, the price cap system should be null. Finally, Law No. 25561 of Public Emergency prohibited the tariff adjustments explicitly.

•	Transfer of the tax on debits and credits on bank accounts and other transactions

On February 6, 2003 the Ministry of Economy, through Resolution No. 72/03, authorized the Company to increase the SBT tariffs, in accordance with that resolution, by the effect of the mentioned tax, which should be shown in the customers’ bills. The amounts charged before Resolution No. 72/03 (approximately $34 millions at the date of issuance of these consolidated financial statements) will be included in the tariffs renegotiation process, mentioned in Note 11.

NOTE 3 – BASES OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1. Bases of presentation

The CPCECABA and the CNV approved RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles (“the new accounting standards”). These new RT fit in the project of harmonization of Argentine GAAP with IAS issued by the IASC and they take effect as from the Telecom Group’s fiscal year beginning January 1, 2003.

As the Board of Directors has intended:

a)	to adopt accounting principles consistent with IAS and

b)	minimize the differences to the U.S. GAAP

the management of the Company decided the early adoption of the new accounting standards from fiscal year 2002, in accordance with CNV Resolution No. 434. Additional information on the impact of these new accounting standards on the Company’s financial condition and the results of operations is given in Note 3.1.c.

So, the Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP (RT 4, 5, 6, 8, 9, 14, 16, 17, 18,

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

19 and 20 established by the FACPCE, modified and arranged by the CPCECABA and so adopted by the CNV. The consolidated financial statements include certain reclassifications and disclosures to conform more closely to the form and content required by the SEC.

Where investments in subsidiaries are accounted for by the equity method, Argentine GAAP requires companies with a controlling financial interest in other companies to present both parent company and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, the parent company’s summarized financial information is included in Note 16. This approach has been adopted for the convenience of the reader of the financial statements.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

In accordance with procedures defined in FACPCE RT 4, financial statements at September 30, 2003 and 2002 and at December 31, 2002 have been consolidated on a line by line basis for majority-owned subsidiaries Publicom, Personal, Núcleo, Cable Insignia, Micro Sistemas and Telecom Argentina USA.

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

These consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present the financial position and results of operations on a basis consistent with the audited fiscal year financial statements.

a)	Financial statements used for consolidation

Financial statements at September 30, 2003 and 2002 and at December 31, 2002, for the nine-month periods/year ended at those dates have been used for the consolidation. Consequently, these periods coincide with those of the Company.

b)	Foreign currency translation

The Group follows FACPCE RT 18 with the amendments introduced by the CPCECABA to translate the foreign corporations financial statements (Núcleo, Cable Insignia, Telecom Argentina USA, Latin American Nautilus and Intelsat Ltd.) into Argentine pesos for purposes of consolidation, total or in a line, considering that companies as foreign entities as defined in this RT, so these entities have a significant degree of operating and financial autonomy from those of the reporting enterprise, generate income and incur expenses in its local currency, arrange borrowings and accumulate cash and other monetary items in their own countries.

Additionally, according to this RT, the investments in these companies have been valued at exchange rate at period-end.

Exchange rates differences resulting from the translation of those financial statements are included in the Company’s consolidated balance sheet in Temporary differences from translation.

c)	Effect of the new accounting standards in the consolidated financial statements

The adoption of the new accounting standards in accordance with CNV Resolution No. 434, resulted in changes of valuation and disclosure criteria that have been recorded by the Group as of December 31, 2002 and September 30, 2002 as per the following detail:

•	Changes in the valuation criteria of assets and liabilities

1.

Accounting measurement of certain assets and liabilities at their current value. RT 16, which establishes the basic concept rules of professional accounting standards, includes as one of the measurement criteria, the use of the discounted amount of the net cash flow to be received and disbursed for receivables and liabilities, respectively (current value). RT 17 provides as general criteria the recognition of certain receivables and liabilities in currency based on the calculation of its current value, using the internal rate of return determined at the moment

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

of measurement, except the company intends and finds it feasible to dispose of its assets or advance payment of its liabilities.

2.	Liabilities arising from refinancing. RT 17 establishes that when an arms’ length debt is replaced with another one, the terms of which are substantially different from the original ones, the pre-existing account will be written off and a new debt will be recorded, the accounting measurement of which shall be made based on the best possible estimate of the sum payable, discounted using a rate evidencing the market assessments on the time value of money and the specific risks of the debt. In addition, the standard provides, without admitting any evidence to the contrary, that the terms are substantially different if the discounted value of the new debt differs at least by ten percent from the discounted value of the refinanced debt. In such regard, as stated in Note 7, the agreements entered into during FY 2002 by the TITAN Financial Trust are a refinancing, so that Personal accounted for this operation conformed with the new accounting standards, using a discount rate of 12% p.a. in US dollars.

3.	Derivative Financial Instruments. RT 20 establishes the particular valuation and disclosure criteria for derivative instruments and hedging transactions. As per this standard, hedging derivative instruments must be recorded in financial statements as assets or liabilities at their fair values as of the measurement date. In the case of a derivative instrument to hedge cash flow risks, the change in its fair value is charged, as per the CPCECABA’s amendment, to a specific account called “Temporary measurement differences of derivative instruments determined as an effective hedge” included in the balance sheet and which shall be reclassified as income of the period when assets or liabilities subject matter of the hedge have an impact on such period’s income. Instead, in the case of a derivative instrument to hedge the risks of changes in the fair value, changes in the fair value are directly charged to income of the period. In both cases, the ineffective portion of derivative financial instruments is directly charged to income of the period when such event is known. The application of this standard did not give rise to any accounting effect for the period/year, for there were no current derivative instrument existing as of such dates.

4.	Temporary differences from translation. RT 18 amended by CPCECABA establishes that the exchange differences arising from translation of financial statements issued in foreign currency shall be exposed as an additional chapter between liabilities and the stockholders’ equity called “Temporary differences from translation” instead of their being recorded as income of the period or include in an specific account in the Shareholder’s equity (criteria adopted by the IAS and adopted by the FACPCE).

5.	Intangible assets with indefinite useful life: PCS license. RT 17 amended by CPCECABA in item 5.13.3 establishes that if the useful life of an intangible asset is indefinite, its depreciation may not be necessary, subject to comparisons of the accounting book value and its recoverable value. Therefore, the management of the Company decided to suspend the systematic depreciation of the PCS license as from year 2002 considering that the accounting book value of such license does not exceed the estimated recoverable value.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	Changes in disclosure criteria

1.	Reclassification of costs directly associated with sales. RT 19 establishes that only reimbursements and allowances may be deducted from sales. Therefore, turnover tax and other costs directly associated with sales were reclassified to operating costs.

2.	Goodwill. RT 19 provides for the breakdown of the depreciation of the goodwill in a specific caption in the consolidated statement of operations. In previous periods, the Company included it within Equity losses from related companies.

3.	Comparative information. RT 8, with the amendments introduced by the RT 19, establishes that, for interim periods, the comparative information related to the balance sheet must be the corresponding to the last fiscal year-end and the comparative information related to statements of operations, changes in the shareholder’s equity and cash flows must be the corresponding to the same period of prior year.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

The adoption of these new valuation and disclosure criteria resulted in the following impacts for the comparative figures of the nine-month period ended September 30, 2002, as follows:

Nine-month period ended September 30, 2002
(loss) profit
• Changes in valuation criteria of assets and liabilities
1. Other receivables
The Company	(1)
Subsidiaries	(2)

(3)

2. Temporary differences from translation (in Financial and holding results)
The Company	(9)
Subsidiaries	(30)

(39)

3. PCS license
Subsidiaries	33

33

Net effect in Net income	(9)

• Changes in disclosure criteria
1. Net sales
The Company
– Turnover tax	70
– Settlement outgoing expenses	82
– Other direct costs of sales	27
Subsidiaries
– Turnover tax	30

Higher net sales	209

2. Cost of services provided
The Company
– Turnover tax	(70)
– Settlement outgoing expenses	(82)
– Other direct costs of sales	(27)
Subsidiaries
– Turnover tax	(30)

Higher operating costs	(209)

Net effect of reclassifications in the Consolidated statements of operations	—

d)	Accounting for inflation

The consolidated financial statements have been prepared in million of Argentine pesos of constant currency, recognizing inflation effects. In order to prepare the accounting for inflation, it was used the mechanism established by RT 6, amended by RT 19, considering the Wholesale Internal Prices Index, as from January 1, 2002, according to National Government Decree No. 1269/02.

However, the National Government, through Decree No. 664/03, ordered the Regulatory Bodies, that are subordinated to it, to not receive financial statements in constant pesos. Therefore the CNV, through its Resolution No. 441/03, resolved to discontinue the application of the restatement in constant pesos established by RT 6 and its amendments from March 1, 2003. The Company has complied with this CNV resolution.

Therefore, these consolidated financial statements have been prepared according to accounting and legal standards established by the CNV, recording the inflation effects until February 28, 2003, and the comparative figures were restated until that date. The indexes used are as follows:

Period	Index
September ’02 – February ’03	0.9938
December ’02 – February ’03	1.0074

Nevertheless, the mechanism to adjust for inflation is still in force under the Argentine GAAP, and this situation causes a difference between the information included in these financial statements and the information that would be included if the Argentine GAAP would be mandatory for the Company.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

As it is recommended by the accounting standards in force, the Company provides a detail of: a) the estimated figures corresponding to the main captions of the balance sheet and the statement of operations, adjusted for inflation until September 30, 2003 and b) the estimated impacts over the consolidated statement of operations and the consolidated balance sheet.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	Consolidated balance sheet at September 30, 2003

	Restated figures at 9.30.03	Balance sheet figures	Differences
TOTAL CURRENT ASSETS	2,589	2,589	—

Investments	54	54	—
Fixed assets	8,145	8,300	(155)
Intangible assets	851	869	(18)
Other non-current assets	158	158	—

TOTAL NON-CURRENT ASSETS	9,208	9,381	(173)

TOTAL ASSETS	11,797	11,970	(173)

Current liabilities	9,981	9,981	—
Non-current liabilities	343	343	—

TOTAL LIABILITIES	10,324	10,324	—

MINORITY INTEREST	23	23	—
TEMPORARY DIFFERENCES FROM TRANSLATION	27	27	—
Capital stock	984	984	—
Adjustment to capital stock	2,958	3,044	(86)
Legal reserve	271	277	(6)
Unappropriated retained earnings	(3,413)	(3,488)	75
Net income	623	779	(156)

SHAREHOLDERS’ EQUITY	1,423	1,596	(173)

TOTAL LIABILITIES, MINORITY INTEREST, TEMPORARY DIFFERENCES FROM TRANSLATION AND SHAREHOLDERS’ EQUITY	11,797	11,970	(173)

•	Consolidated statement of operations at September 30, 2003

	Restated figures at 9.30.03	Statement of operations figures	Differences
Net sales	2,715	2,711	4
Operating costs	(1,262)	(1,264)	2

Operating profit before D&A	1,453	1,447	6
Depreciation of fixed and intangible assets	(1,407)	(1,423)	16

Operating profit (loss)	46	24	22
Equity income from related companies	2	2	—
Financial and holding results	346	529	(183)
Other expenses, net	(136)	(138)	2
Debt restructuring results	378	375	3

Net income before income tax and minority interest	636	792	(156)
Minority interest	(13)	(13)	—

Net income	623	779	(156)

e)	Change in the accounting standards

In February 2003, the CPCECABA approved with some amendments the RT 21 of the FACPCE “Equity method- Consolidated financial statements – Disclosure about related companies” which will be in force for fiscal years beginning April 1st, 2003, admitting its early adoption. At the date of issuance of these consolidated financial statements, this RT has not been adopted by the CNV yet.

f)	Financial instruments to hedge financial risk or reduce financing costs

During the period in which the Convertibility Law that fixed the exchange rate between Argentine peso and the dollar at $ 1 = US$ 1 was in force, as part of its risk management strategy, Telecom Group had decided to convert a significant portion of its debt obligations denominated in foreign currencies other than the U.S. dollar to the U.S. dollar in order to reach a “natural hedge” with its income fixed in dollars. Occasionally, the Group had also swapped the interest on debt in order to balance its financial payments between fixed and floating interest on debt.

However, due to the change in current macroeconomic conditions occurred at the beginning of year 2002, Telecom Group terminated all

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

of its foreign currency and interest rate swap agreements during the second quarter of the year 2002 (see Note 7).

The Company and its subsidiaries do not invest in speculative derivative financial instruments.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

g)	Concentration of credit risk

The Company and some of its subsidiaries provide telecommunication services to residential, commercial and governmental clients, granting credit in accordance with regulations governing such services, generally without collateral. The fixed customer lines (pre-paid lines were not included) were 3,327,514 and 3,310,342 at September 30, 2003 and 2002, respectively, and the cellular customer lines (pre-paid lines were not included) were 428,545 and 509,910 at these dates, respectively, and represents a diverse customer base.

The risk of collectibility varies among customers largely due to the individual financial situation of the customer. The Group evaluates the risk of uncollectable accounts and provides an allowance for doubtful accounts receivable.

h)	Cash and cash equivalents

In the Consolidated statements of cash flows, the Company includes as cash and cash equivalents all highly liquid investments purchased with an original maturity of three months or less.

i)	Revenue recognition

Revenue is recognized as services are provided to customers. Revenue recognized may result in receivables not yet billed to customers.

In the case of revenues for installation fees, the Company recognizes them in the period in which the installation service is completed, jointly with the related costs. Considering that the installation costs are higher than the related revenues, it is considered that this criterion of revenue recognition has no significative difference with U.S. GAAP (see Note 17).

For services paid for by the customers but not yet provided to them, the Company records a liability.

Both services provided for but not billed and services paid for but not rendered, are estimated using technical measurement information systems.

j)	Net income (losses) and dividends per share

The Company calculates net income (losses) and dividends per share on the basis of 984,380,978 common shares outstanding with a $1 nominal value and one vote per share.

3.2. Principal valuation criteria

a)	Balances in foreign currency: at exchange rates existing at each period-end. Exhibit G shows details of foreign currency balances. Foreign exchange gains or losses expressed in constant pesos, net of the effect of the inflation, were credited to or charged against net income of each period, as appropriate.

As the devaluation of the peso had been significant, the CPCECABA issued Resolution M.D. No. 3/02, subsequently adopted by CNV Resolution No. 398, that had required for the capitalization of exchange differences generated by debt, nominated in foreign currency, related to the purchase of fixed assets, originated in the devaluation of the Argentine peso as from January 6, 2002. The Company had calculated the capitalization following the methodology described in these resolutions.

However, on July 28, 2003 the CPCECABA issued Resolution C.D. No. 87/03 arranging the accounting standards and derogating, among others, the above mentioned Resolution M.D.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

No. 3/02. Consequently, as from July 29, 2003, the Company has discontinued the capitalization of these exchange differences.

The financial results capitalized/(devolved) are detailed in Note 4.r and Exhibit A.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

b)	Cash and banks: at nominal value.

Public bonds received as part of the collection of the particular clients have been valued as follows:

a)	at its nominal value -without accruing any interests-: for the holding of bonds that the Company applies for their value and in the short term in order to cancel its tax and commercial liabilities. At September 30, 2003 the Group holds $1 million of bonds with these characteristics.
b)	at its estimated sale price: for the holding of bonds that cannot be applied in the short term in order to cancel tax and commercial liabilities. At September 30, 2003 the Group holds $10 million of bonds with these characteristics. The results from holding these kind of bonds were a loss of $1 million, that are included in Financial and holding results in the Consolidated statement of operations.

c)	Trade accounts and other receivables in currency and liabilities originated in the sale or purchase of goods and services and in financial transactions, including short term investments: at its accounting measurement, obtained as a result of the discounted value of the cash flows that will be generated by assets and liabilities by using the internal rate of return at the moment of the initial measurement.

Legal fees, commissions and other bond issuance costs corresponding to debt issuance are capitalized as Intangible assets and amortized over the term of the corresponding debt. Amortization is classified within Financial and holding results in the Consolidated statement of operations.

d)	Other receivables and liabilities in currency not included in c) above (except for deferred tax assets and liabilities and retirement benefits): at its accounting measurement, obtained as a result of the discounted value of the cash flows that will be generated by assets and liabilities by using the internal rate of return at the moment of the measurement.

e)	Investments:

•	Public bonds to be held to maturity: at cost plus amortized discount earned using the internal rate of return at date of purchase.

During the credit collection from the public sector, the Company has received bonds to cancel the credits for services rendered to the different provincial governments. Notwithstanding the foregoing, because of the economic crisis affecting the national and provincial public sector, the fall of the price of such bonds has been very significant and it is not expected to suffer any changes in the short term. Consequently, despite the intention to hold the provincial bonds until their maturity date, the management of the Company decided to value the holding of these bonds at their estimated sales price.

•	Other public bonds: at market value less estimated sales costs.
•	Equity investments:

- subsidiaries in the unconsolidated financial statements: at VPP based upon subsidiaries financial statements and using comparable accounting criteria as are used for the Company’s consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

- related companies: at VPP based upon related companies financial statements and using comparable accounting criteria as are used for the Company’s consolidated financial statements. In those companies where their financial statements closing date is different than that of the Company, financial statements with a closing date of no more than three months are used for consolidation purposes.

- related companies in which the Company does not exert significant influence: at acquisition cost or VPP, the lesser.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

The management of the Company is not aware of any event that modifies its financial position or the results of its operations or significantly affects the valuation of its investments in subsidiaries or related companies and the corresponding results at September 30, 2003, since the approval date of their financial statements.

•	Capital contributions: at nominal value restated as detailed in Note 3.1.d.

Investments are detailed in Exhibit C and D.

f)	Inventories: at each period-end replacement cost. Inventories have been recorded at amounts which do not exceed their net realizable value.

The sales prices of cellular handsets are influenced by a marketing strategy to achieve higher market penetration by reducing customer access costs, without losing sight of the overall cellular business profitability. As a result, on occasion, the management of the Company decides to sell handsets at prices lower than replacement cost. As these sales price policies are the result of decisions of the management of the Company, promotional prices are not used to calculate the net realizable value of such inventories.

g)	Other assets:

•	Deferred printing costs: at cost restated as detailed in Note 3.1.d, which is expensed as directories are issued.

•	Raw materials: at each period-end replacement cost, net of the allowance for obsolescence. Raw materials, taken as a whole, are not valued in excess of recoverable value.

h)	Fixed assets:

•	Transferred from ENTel: at the transfer price, restated as detailed in Note 3.1.d less accumulated depreciation at period-end. At September 30, 2003, title transfer of 4.73% of these assets remains to be completed; the Company is in full possession of these assets and they are integrated into the economic activity of the Company.

•	Acquired subsequent to November 8, 1990: at acquisition cost, restated as detailed in Note 3.1.d less accumulated depreciation.

The cost of fixed assets which construction over a prolonged period of time is financed includes capitalized interest on associated third party financing. These costs are detailed in Note 4.r.

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability. At September 30, 2003 the Company holds capital leases in the amount of 1, which due dates are within fiscal year 2003. A summary by major class of fixed assets covered by capital leases at September 30, 2003 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	37	3 to 4 years	2, 3 and 6 years
Accumulated depreciation	(32)

Net value	5

Fixed assets, whose operating condition warrants replacement earlier than the end of the useful life, are depreciated based on

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

the remaining useful life assigned in accordance with the Company’s investment plan.

Fixed assets are depreciated using the straight-line method over the estimated useful lives of each asset class.

The recoverable value of the fixed assets depends on the capacity to generate net cash flows sufficient to absorb the net book value during the periods it is estimated these assets will be useful for the Group.

The management of the Company periodically evaluates the recoverable value of such fixed assets by the preparation of economic-financial projections considering alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis, which are considered probable or conservative. Notwithstanding the foregoing, the devaluation of the Argentine peso and the “pesificación” of the public services tariffs and the contracts between private parties executed before January 6, 2002, set forth a significant change in the rules for all of the economic factors of the country.

Despite the already mentioned difficulties and considering section 9 of mentioned Law No. 25561 which states that the National Government shall consider the profitability of the public services companies in order to assess the recoverable value of the fixed assets, the management of the Company have adopted for their projection of incoming cash flows the modification of its tariffs which allows it to recompose the economic-financial equation of the Company in a non-regulated and competitive market, with reasonable levels of profitability to pay its shareholders and to achieve the commitments with its financial creditors. Additionally, the economic–financial projections include the satisfactory results of the Group’s financial debt restructuring described in Note 12.

Based upon the described methodology regarding the recoverable value of the assets and the expected results of the processes of renegotiations of the Company’s tariffs and the financial debt of the Group, the management of Telecom considers that fixed asset and intangible assets, taken as a whole, are not valued in excess of recoverable value.

Fixed assets activity is detailed in Exhibit A.

i)	Intangible assets: at acquisition cost, restated as detailed in Note 3.1.d less accumulated amortization at period-end.

The cost of intangible assets developed over a prolonged period of time includes capitalized interest on associated third party financing. These costs are detailed in Note 4.r.

Intangible assets are depreciated using the straight-line method over the estimated useful lives of each asset class, except for PCS license, as follows:

System development costs	60 months
Debt issue costs	Initial debt term
Usage rights	180 months
Exclusivity rights	Contract term
Websites	24 months
Trademarks and patents	180 months

The Company has suspended the amortization of the PCS license as from FY 2002 in accordance with the new accounting standards, because it is an intangible with non-defined useful life, which

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

accounting value does not exceed its estimated recoverable value at period-end.

Intangible assets activity is detailed in Exhibit B.

j)	Dismissal indemnities and termination payments are charged to Other expenses when a termination decision is made.

k)	Taxes payable:

•	Tax on minimum presumed income: the Telecom Group has determined tax loss carryforward by the end of fiscal year 2002. Consequently, for the nine-month period ended September 30, 2003, a credit for tax on minimum presumed income was recorded and has been included in Non-current Other receivables, because it was estimated that the payments for this tax will be recoverable within the legal term of expiration.

•	Turnover Tax: for the nine-month periods ended September 30, 2003 and 2002, turnover tax as an overall percent of applicable revenues was 3.69% and 3.17%, respectively.

l)	Other liabilities:

•	Retirement benefits: represent obligations for accrued and unpaid benefits stipulated in collective bargaining agreements. Accruals are actuarially determined based upon existing information at each period-end.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

m)	Reserves:

•	Asset reserves: have been provided for doubtful accounts receivable, other receivables for the recoverability of the deferred net assets and for inventories whose realization is not assured based upon period-end analyses.

•	Liability reserves: have been provided for contingencies based upon management estimates and the opinion of legal counsel.

Activity in these reserves is detailed in Exhibit E.

n)	Shareholders’ equity accounts: they are restated as described in Note 3.1.d, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

o)	Statement of operations accounts: they are restated as follows:

•	charges by consumption and non monetary assets depreciation (fixed and intangible assets) were recorded considering the restated amounts;

•	financial results in constant pesos are disclosed net of the effect of the inflation generated by the corresponding assets and liabilities;

•	equity results from related companies, at the VPP based upon the financial statements of the companies detailed in Exhibit C, as indicated in Note 3.2.e.

•	other results at cost restated as described in Note 3.1.d.

p)	Debt restructuring results: correspond to the results obtained in the cash tender offer ended in June 2003 (see Note 12). These results are considered as unusual because of the unusual nature of the operation carried out by Telecom. Additional information about its disclosure is detailed in Note 4.t.

NOTE 4 – DETAILS OF PRINCIPAL CONSOLIDATED FINANCIAL STATEMENTS CAPTIONS

The composition of principal financial statement captions is as follows:

Consolidated balance sheets at	September 30, 2003	December 31, 2002
CURRENT ASSETS
a) Cash and banks
Cash	2	3
Banks	64	50
National and provincial Public bonds (*)	11	36

(*) With settlement power in their respective jurisdictions and used by the Company to pay taxes there.	77	89

b) Investments
Short term investments (Exhibit D)	861	1,121
Financial trusts (Exhibit D)	830	—
Investment trusts (Exhibit D)	111	19
Public bonds (Exhibit C)	23	186

	1,825	1,326

c) Trade accounts receivable
Basic national and international telephone service, data transmission and Internet	463	519
Cellular telephone service in the Argentine Republic	255	284
Cellular telephone service abroad	74	70
Directories edition	17	25

Subtotal of trade accounts receivable	809	898
Allowance for doubtful accounts receivable (Exhibit E)	(279)	(298)

	530	600

d) Other receivables
Tax credits	44	17
CEOI	27	—
Prepaid expenses	30	16
Receivables from sale of Sky Argentina S.C.A.	15	—
Accounts receivable from employees	6	8
Accounts receivable from unions	1	1
Accounts receivable from roaming	11	9
Various	27	22

Subtotal	161	73
Allowance for other assets (Exhibit E)	(15)	—

	146	73

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Consolidated balance sheets at	September 30, 2003	December 31, 2002
e) Inventories
Cellular handsets and equipment (Exhibit F)	4	18
Allowance for obsolescence of inventories (Exhibit E)	(2)	(6)

	2	12

f) Other assets
Deferred printing costs	2	2
Raw materials	7	1

	9	3

NON CURRENT ASSETS
g) Trade accounts receivable
Directories edition	—	1

h) Other receivables
Deferred tax assets (Note 9)	304	584
Credit on tax on minimum presumed income	131	85
Certificates of tax credit	—	31
Credit on tax on personal property	4	2
Prepaid expenses	7	6
Receivables from sale of Sky Argentina S.C.A.	—	5
Various	7	8

Subtotal	453	721
Allowance for net deferred tax assets (Exhibit E and Note 9)	(291)	(571)
Allowance for credit on tax on personal property (Exhibit E)	(4)	(2)
Allowance for other receivables (Exhibit E)	—	(5)

	158	143

CURRENT LIABILITIES
i) Accounts payable
Vendors	307	360
Advances from customers (Note 3.1.i)	27	21
Capital leases (Note 3.2.h)	1	2
Companies Law No. 19550 Sect. 33 and related parties (Note 6.d)	7	11

	342	394

j) Payroll and social benefits payable
Vacation, awards and social benefits	57	41
Termination benefits	9	15
Compensation fund	4	5

	70	61

k) Taxes payable
Tax on minimum presumed income	41	50
VAT (net of payments)	36	27
Turnover tax	26	24
Other taxes	20	17

	123	118

l) Other liabilities
Contributions to social programs for Internet access and others	13	13
Repair funds	4	4
Various	5	8

	22	25

NON CURRENT LIABILITIES
m) Payroll and social benefits payable
Termination benefits	15	18
Compensation fund	8	11

	23	29

n) Other liabilities
Retirement benefits	7	6
Lease of international capacity	11	14
Various	9	9

	27	29

CONSOLIDATED STATEMENTS OF OPERATIONS Nine-month periods ended September 30,	Income (expense)
	2003	2002
o) Net sales
National and international telephone service	1,599	2,014
Data transmission and Internet	291	316

Subtotal Voice, data and Internet services	1,890	2,330
Cellular telephone service	817	815
Directories edition	4	6

	2,711	3,151

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

CONSOLIDATED STATEMENTS OF OPERATIONS Nine-month periods ended September 30,	Income (expense)
	2003	2002
p) Equity income (losses) from related companies
Latin American Nautilus	—	(10)
Nahuelsat	2	(8)

	2	(18)

q) Depreciation of goodwill
Soluciones	—	(10)

r) Financial and holding results
Generated by assets
Interest earned on short term investments	40	(23)
Interest earned on trade accounts receivable	47	58
Foreign currency exchange gains	(105)	657
Results on holding of national and provincial public bonds by collection	(1)	(70)
Results from measurement of assets at present value	(2)	(3)
Losses on exposure to inflation	(11)	(2,211)
Other financial results	(7)	14

Total generated by assets	(39)	(1,578)

Generated by liabilities
Interest on debt (*)	(496)	(699)
Capitalized interest on work in progress and intangible assets	6	66
Capitalized/(devolution of) exchange differences generated by debt	(49)	853
Foreign currency exchange losses	1,111	(5,111)
Gains on exposure to inflation	4	948
Results from swaps cancellation	—	(284)
Other financial results	(8)	(57)

Total generated by liabilities	568	(4,284)

Total financial and holding results	529	(5,862)

(*) Includes (5) and (7), respectively, corresponding to the amortization of debt issue costs.
s) Other expenses, net
Dismissal indemnities and termination benefits	(46)	(27)
Reserves for contingencies (Exhibit E)	(83)	(53)
Allowance for other receivables (Exhibit E)	(10)	—
Disposal of inventories leased without charge	—	(22)
Net income from sale of fixed assets and other income (expense), net	1	(13)

	(138)	(115)

t) Debt restructuring results
Discount on principal	361	—
Reversal of accrued and compensatory interests	49	—
Reversal of capitalized exchange differences	(21)	—
Other related costs	(14)	—

	375	—

NOTE 5 – SUPPLEMENTARY CONSOLIDATED CASH FLOW INFORMATION

The Group uses the indirect method of reconciling net income to cash flows provided by operating activities.

a)	The reconciliation of cash and cash equivalents with cash and cash equivalents balances included in the Consolidated balance sheets is as follows:

	September 30,		December 31,
	2003	2002	2002	2001
Cash and banks	77	104	89	129
Short term investments	1,825	870	1,326	332

Total of cash and cash equivalents in the Consolidated balance sheets	1,902	974	1,415	461
Less:
a) National and provincial public bonds (Note 4.a)	(11)	(30)	(36)	(32)
b) Short term investments with maturities of more than three months	(222)		—	—
Short term investments
Public bonds (Note 4.b)	(23)	(48)	(65)	—

Total of cash and cash equivalents in the Consolidated statements of cash flows	1,646	896	1,314	429

Income tax payments are as follows:

Nine-month periods ended September 30,	2003	2002
Income tax	(1)	—

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Changes in assets and liabilities by financial statements caption are as follows:

Nine-month periods ended September 30,	2003	2002
Decrease (increase) in assets
Investments not considered as cash or cash equivalents	6	25
Trade accounts receivable	(293)	43
Other receivables	(19)	1,073
Inventories	5	(33)
Other assets	(6)	(1)

	(307)	1,107

Increase (decrease) in liabilities
Accounts payable	72	(390)
Compensation and social benefits payable	18	(127)
Taxes payable	180	(180)
Other liabilities	(5)	(46)
Reserves	(15)	(94)

	250	(837)

•	Principal non-cash transactions

The principal non-cash transactions, which are not reflected in the Consolidated statements of cash flows, are as follows:

Fixed asset acquisitions financed by accounts payable and debt	1	12
Capitalized interest on work in progress and intangible assets	6	66
Inventories leased without charge	2	11
Transactions with national and provincial public bonds
Trade accounts receivable collections	348	668
Exchange of Argentina 2004 Bond coupons by CEOI	(25)	—
Income tax payments from 2001 annual filing and minimum presumed income	(8)	(40)
Other taxes payments	(212)	(294)
Accounts payable payments	(119)	(177)

	(7)	246

•	Principal investing activities

Fixed asset acquisitions include the following:

Accounts payable and debt repayment on fixed assets acquired in prior periods	(47)	(223)

Intangible asset acquisitions include the following:
System development costs	(4)	(18)
Usage rights	—	(1)
Exclusivity rights	(1)	(3)

	(5)	(22)

Funds used and generated by Investments not considered as cash or cash equivalents are as follows:

Public bonds	40	59
Short term investments with maturities of more than three months	(222)	—
Proceeds from sales of fixed assets	—	1

	(182)	60

•	Principal financing activities

The principal components of financing activities are:

Bank loans and others	—	4

Debt proceeds	—	4

Corporate bonds	(277)	—
Bank loans and others	(152)	(45)

Repayment of debt	(429)	(45)

Corporate bonds	(231)	(191)
Swap contracts collateral	—	(68)
Bank loans and others	(49)	(82)
Fixed asset and inventory acquisitions	(52)	(98)

Payment of interest and related expenses	(332)	(439)

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

b)	In order to facilitate the analysis of the main components of the consolidated statements of cash flows, the historical amounts which have been used to determine the figures in constant pesos at September 30, 2003 and 2002, are as follows (this information is not required by Argentine GAAP):

Nine-month periods ended September 30,	2003			2002
	Historical amounts	Adjustment for inflation	Adjusted amounts	Historical amounts	Adjustment for inflation	Adjusted amounts
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Collected interests	50	—	50	31	7	38
Foreign currency exchange differences by cash and cash equivalents	(79)	—	(79)	239	(200)	39
Net cash provided by operating activities	1,417	(10)	1,407	937	251	1,188

Total cash flows provided by operating activities	1,388	(10)	1,378	1,207	58	1,265

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Fixed asset and intangible asset acquisition	(103)	—	(103)	(250)	(128)	(378)
Investments not considered as cash or cash equivalents	(182)	—	(182)	74	(14)	60

Total cash flows used for investing activities	(285)	—	(285)	(176)	(142)	(318)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Proceeds and repayments of debt, net	(429)	—	(429)	(37)	(4)	(41)
Payment of interest and related expenses	(332)	—	(332)	(288)	(151)	(439)

Total cash flows used for financing activities	(761)	—	(761)	(325)	(155)	(480)

INCREASE IN CASH AND CASH EQUIVALENTS	342	(10)	332	706	(239)	467
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	1,304	10	1,314	195	234	429

CASH AND CASH EQUIVALENTS AT PERIOD END	1,646	—	1,646	901	(5)	896

NOTE 6 – TRANSACTIONS AND BALANCES WITH RELATED COMPANIES AND PARTIES AND CONTROLLING COMPANY AS DEFINED UNDER LAW No. 19550 SECTION 33

a)	Controlling company

Nortel, headquartered at Alicia Moreau de Justo 50, 11th floor, Ciudad Autónoma de Buenos Aires, holds 51% of the Company’s Class “A” shares and 8.47% of the Company’s Class “B” shares (representing 3.74168% of the Company’s shares), which places it in control of the Company under Law No. 19550, Section 33. The total amount of Nortel’s ordinary shares (67.79% total capital) is owned and equally divided between the France Telecom Group and the Telecom Italia Group.

On September 9, 2003 Nortel was notified of the agreement between the France Telecom Group and the argentine Werthein Group for the sale of its interests in this company. This agreement is subject to the approval of regulatory authorities.

Prior to the sale, the France Telecom Group and the Telecom Italia group will contribute their interests in Nortel to a new, equally owned company (“Newco”).

When obtained the proper authorizations, the France Telecom Group will transfer the 48% of Newco to the Werthein Group, alongside with an option on the remaining 2% (which is exercisable at any time between January 31, 2008 and December 31, 2013). The price of this option is US$125 million.

Once the transfers of shares related to Newco have been completed, Newco’s shares will be held by the Telecom Italia Group, the Werthein Group and the France Telecom Group, each of whom will hold 50%, 48% and 2% of Newco’s shares, respectively.

The Telecom Italia Group has agreed to acquire an option with respect to the Werthein Group’s holding in Newco for a price of US$60 million, which can eventually be exercised from December 31, 2008 to December 31, 2013.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

b)	Related parties

Related parties are those legal entities or individuals other than the controlling company or related companies defined under Law No. 19550, Section 33, and which are related to the Operators.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

c)	Management Contract. Suspension of certain services and payment of the Management Fee until the Contract maturity.

In accordance with point 3.1.3 of the Pliego, the Company, at the beginning of its operations, entered into a management agreement with the Operators, approved by Decree No. 2332/90 as appendix of the Transfer Agreement. The Management Contract would be automatically renewed as long as the Company continued to provide services during the exclusivity period.

Under this contract, the Operators committed to provide the Company with their experience, technology and operating skills in the area of public telecommunications services including, between other provisions, the selection and hiring of qualified management personnel and technical assistance when required by the Company.

In August 1999, the parties ratified a new five years management contract (“the Contract”) effective since the expiration date of the previous contract with terms and conditions substantially equivalent to the original contract, renewable for a subsequent five year period (since the maturity of the exclusivity period of the license, which was on October 9, 1999) upon agreement by all parties.

In October 2001, considering the Argentine economic recession, the Operators granted the Company a temporary decrease of the fee set forth in Point 2.7 of the Contract (“Management Fee”), from 3% to 1.25%, without affecting the services to be provided by the Operators or the clauses of the Contract. This decrease was effective during the period extending from October 1, 2001 to March 31, 2002.

Later on, considering the seriousness and extension of the crisis that affected to Argentina and its impact over Telecom’s situation, the Board of Directors agreed with the Operators to suspend transitorily – except for the provisions of the section referred to as “Management and Know – how” on highly qualified personnel to assist in the management – from April 1, 2002 to December 31, 2002 the rights and obligations of the parties provided for in section II of the Contract, which included the suspension of the accrual and collection of the Management Fee. The latter notwithstanding the special services required by Telecom pursuant to what is specifically provided in the Contract. Likewise, FCR and Telecom Italia stated that, as the Operators - pursuant to Decree No. 62/90, as amended and supplemented - confirmed their intention to provide Telecom with all the reasonable support and cooperation in order to help Telecom overcome its present difficulties, exclusively recovering travelling and hotel expenses related to their involvement in these matters.

Considering that there was an extension of the causes that motivated the agreement before mentioned, Telecom required the Operators to extend all its terms until the Contract maturity, provided in Point 7.2 of mentioned contract (October, 2004), which has been accepted by the Operators.

d)	Balances with Law No. 19550, Sect. 33 related companies and parties:

Consolidated balance sheets at	September 30, 2003	December 31, 2002
CURRENT LIABILITIES
Accounts payable
Multibrand	—	1
Latin American Nautilus	—	3
Intelsat Ltd.	1	—

Total with related companies	1	4

Teco Soft Argentina S.A.	1	1
France Cables et Radio Argentina branch	5	6
Total with related parties	6	7

Total	7	11

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

e)	Transactions with Law No. 19550, Sect. 33 related companies and parties:

Nine-month periods ended September 30,	2003	2002
• Services received	Cost of services provided
Latin American Nautilus	(3)	(10)
Nahuelsat	(5)	(5)
Intelsat Ltd.	(4)	(5)
Multibrand	(1)	(2)

Subtotal related companies	(13)	(22)

Telecom Italia S.p.A. Argentina branch	(3)	(12)
Telesoft S.p.A. Argentina branch	—	(14)
Teco Soft Argentina S.A.	(9)	(5)
Olivetti Argentina S.A.	—	(2)
France Cables et Radio Argentina branch	(2)	(14)
Sofrecom Argentina S.A.	(7)	(8)
Tel3 S.A.	(1)	(1)

Subtotal related parties	(22)	(56)

Total cost of services provided	(35)	(78)

• Goods purchased	Fixed assets and intangible assets
Telesoft S.p.A. Argentina branch	—	6
Teco Soft Argentina S.A.	—	3
Pirelli Cables S.A.I.C.	—	1
Sofrecom Argentina S.A.	1	12
Tel3 S.A.	—	5

Total goods purchased to related parties	1	27

f)	Information on companies of the Telecom Group

•	Merger with Internacional

Telintar, a company dissolved and then merged with Internacional, that was then merged into the Company as from October 1, 1999, presented to the DGI in April 1995 a claim for the refund of income and asset taxes of approximately $6 million. As the DGI has yet to rule on the company’s claim, the corresponding requested refund has not been recorded.

•	Sale of shares of Multibrand

On March 21, 2003, the Company transferred to Shell Compañía Argentina de Petróleo S.A., in the amount of $3,000, its interest in the related company Multibrand (300 shares of $10 nominal value per share).

•	Dissolution of Cable Insignia

On April 25, 2003 the Annual Shareholders’ Meeting of Cable Insignia resolved to dissolve the company in advance, because it had ceased trading.

NOTE 7 – DEBT

Debt consists of the following:

	9.30.03		12.31.02
Current
• Principal
Corporate bonds	4,574		5,407
Bank loans and others	1,624		2,097
Fixed asset acquisitions	2,129		2,522
Inventory acquisitions	424	8,751	511	10,537

• Accrued interest		584		564
• Compensatory interest		77		34

		9,412		11,135

Non-current
• Principal
Bank loans and others		86		142
• Accrued interest		—		3

		86		145

Total debt		9,498		11,280

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Corporate bonds of the Company

The Company issued various debt instruments under Corporate Bonds Law No. 23576. The following is a summary of the major characteristics of each outstanding issue:

Global program	Date of issue	Nominal value (in million)		Term, in years	Maturity date	Annual interest rate as a %		Book value at September 30, 2003	Market value at September 30, 2003
B
Series C	11.15.95		US$ 200	7	11.15.02		12.0000	339	248
Series E	5.5.97		US$ 100	8	5.5.05	(a)	4.3850	292	219
Series F	5.30.97	(c)	Euro 207	10	5.30.07		8.8750	644	489
Series H	3.18.98	(c)	Euro 207	10	3.18.08	(b)	4.0010	638	478
Series I	4.8.99		Euro 200	5	4.8.04		8.3750	633	488
Series K	7.1.99		Euro 250	3	7.1.02		7.2500	698	537
D
Series 1	4.7.00		Euro 250	3	4.7.03		7.6250	767	591
Series 2	7.2.01		Euro 190	3	7.2.04		9.5000	563	434

a) The series was issued at LIBOR plus 3.125%.					Principal plus premiums			4,574	3,484

b) 6 month LIBOR for Itl plus 1.5%.					Accrued payable interest			399
c) They were originally issued in Italian Lira.					Compensatory interest			23

d) At September 30, 2003 LIBOR was 1.18%.								4,996

•	Use of financing proceeds

Series C was applied to restructure liabilities and working capital in Argentina.

Series E was applied to restructure liabilities.

Series F, H, I, K, 1 & 2 were used to restructure liabilities and for working capital in Argentina.

•	Global debt programs

•	Global program B

The period for debt instruments permitted to be issued under this program ended August 10, 1999. At September 30, 2003 the Company has six series of bonds outstanding under this program.

•	Global programs C and D

The Company has two programs for the issue and re-issue of corporate bonds not convertible into shares: one for short-term debt up to US$200 million (“C”) and one for medium term debt up to US$1,500 million (“D”). At September 30, 2003 the Company has two series of bonds outstanding under program D.

•	Characteristics of corporate bonds

Shareholders granted the Board of Directors the authority to set the terms of debt instruments within each program: amount, interest rate, series price and currency denomination.

Debt instruments corresponding to corporate bonds and indebtedness programs have been assessed by two businesses which rate risk within Argentina.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Terms and conditions of corporate bonds establish certain commitments by the Company, in case that:

a)	The Company permits certain liens on assets or revenues in order to offer security for certain debt obligations without offering equal coverage to corporate bonds outstanding.

b)	The Company and its subsidiaries may merge or consolidate with any outside party, selling or otherwise disposing of assets which may be considered integral to the provision of telecommunication services.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Banks loans

•	Titan financial trust

Personal issued two promissory notes dated August 23, 2000 for US$30 million each, with maturity dates on August 23, 2002 and August 25, 2003, respectively, in favor of Bank of America N.A., Buenos Aires Branch, which were part of the TITAN Telecom Personal 2000 Class I Financial Trust constituted under the zero coupon regime by the mentioned entity according to Law No. 24441 of the Argentine Republic. Simultaneously, Personal and the trustee executed an early cancellation agreement under which Personal, given certain events, agreed to the notes’ early cancellation at their current value and to bear the early termination costs arising from the forward purchase agreements that, under the Trust agreement, trustee should contract as coverage of the dollar revenue coming from the notes’ collection and the disbursements in pesos deriving from its payment obligation under the debt securities.

Subsequently, Personal notified the trustee of the occurrence of a fact that constituted an event of default under the terms of the early cancellation agreement. This situation resulted in the execution of an arbitration agreement.

In fulfillment of the arbitration, on December 13, 2002, the parties executed an agreement providing for the termination of the early cancellation agreement and the forward contracts with retroactive effect as of June 13, 2002. By virtue of this, Personal undertook the obligation to bear the forward contracts termination costs for an approximate amount of US$27 million instrumented in four promissory notes (the “BofA Promissory Notes”), payable in 18 consecutive quarterly installments after a grace period running from June 13, 2002 to and including December 31, 2003, plus interest at LIBOR plus an annual 3% interest rate payable quarterly as from the expiration of the grace period. Likewise, it was agreed to replace the original promissory notes by a new promissory note for an approximate amount of US$27 million (the “Holders’ Promissory Note”) payable on June 13, 2008 plus interest at LIBOR plus an annual 3% interest rate accruing as of June 13, 2002 that will be quarterly paid as from the expiration of the grace period. The agreement provides that LIBOR plus 3% shall not exceed a 10% annual interest rate.

In the cash tender offer background the trustee of both promissory notes supported the proposal made by Personal. In the case of the BofA Promissory Notes, the subscription resulted in a 100% of the indebted amount (approximately US$28 million) and in the case of the Holders’ Promissory Note, the holders have subscribed for 8% of the total indebted (approximately US$2 million). As a consequence of the proposal Personal obtained a result of approximately $24 million which are disclosed in Debt restructuring results within the consolidated statement of operations (a US$40 million profit corresponding to discount on principal and a loss by $16 million corresponding to the effect related to the accounting measurement of cash flows at present value).

•	Other bank loans

In addition, the Group is indebted under bank loans for 1,653 (principal and exchange rate differences), bearing an average annual rate of 4.31%, of which 1,135 belong to the Company.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Fixed asset acquisitions

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.29%. Some of the more pertinent are:

•	Ceded by ENTel to Telecom

L’Instituto Centrale Per Il Credito a Medio Termine (“Mediocredito Centrale”) granted the Argentine government a loan credit of approximately Euro 103 million to finance a project for the digitalization of the Argentine telephone network.

The Argentine government ceded to the Company rights to this loan credit for approximately Euro 50 million. Payment of the principal used will be made in thirty semi-annual, equal installments bearing an annual interest rate of 1.75%. The Argentine government continues to be the debtor obligated to repay the Mediocredito Centrale. The Company is obligated to comply with the loan credit’s terms and, should it fail to make defined loan installment payments, has authorized the Argentine government to settle such debts with amounts owed the Company for telecommunication services rendered to the government after the date of non-compliance. At September 30, 2003 the balance owed is 135 (principal plus accrued interest), which approximates Euro 39 million.

•	Japan Bank loan to Telecom

On June 29, 1998, the Company signed a loan agreement with Japan Bank for International Cooperation under which it borrowed Yen 11,652 million on September 9, 1998 with repayment due on June 15, 2010. At September 30, 2003 the balance owed is 313 (principal plus accrued interest).

Inventory acquisitions

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 3.98%.

Derivative financial instruments

As described in Note 3.1.f, Telecom Group had entered into foreign currency swap and interest rate swaps to hedge the different risks exposed in relation to its debts. However, in connection with its decision to suspend the payments on its financial debts described in Note 12, Telecom Argentina initiated discussions with its counterparts to mutually unwind and terminate its interest rate and currency swap obligations, as payments under such hedges were not consistent with the decision to suspend the payments on its financial debt obligations. In addition, as the Argentine peso is no longer pegged to the U.S. dollar, such hedges no longer served their intended purpose. As a consequence, during 2002, Telecom Group mutually agreed with its swap counterparts to unwind all interest rate and currency swap agreements.

NOTE 8 – CAPITAL STOCK

The Company’s shares are publicly quoted and traded on the BCBA and the NYSE. Only Class “B” shares are effectively traded, as Nortel owns all Class “A” shares and Class “C” shares are dedicated to the PPP.

Class “B” shares began trading on the BCBA on March 30, 1992 and on the NYSE, under the symbol TEO, on December 9, 1994 in the form of

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

American Depositary Receipts (“ADR” or “ADS”) upon SEC approval of the Exchange Offer. Under the provisions of the Exchange Offer, holders of the Company’s ADRs which are restricted under Rule 144-A and holders of Global Depositary Receipts issued under Regulation S were permitted to exchange them for unrestricted ADR, equivalent to 5 Class “B” shares. As from July 15, 1997 Class “B” shares are traded through the International Quotation System of the Mexican Stock Exchange.

Month end market quotations on the BCBA have been as follows:

Month	1999	2000	2001	2002	2003
	Price per share (in Argentine pesos as of each date)
January	4.80	7.41	4.48	2.68	2.14
February	5.39	8.37	3.25	2.34	2.60
March	5.44	6.94	3.13	1.79	2.17
April	6.85	5.55	3.15	1.15	3.16
May	5.69	4.94	3.14	0.74	3.20
June	5.50	5.52	3.09	0.60	3.74
July	5.39	5.12	1.97	0.68	3.76
August	5.63	4.70	1.97	0.74	3.47
September	5.42	4.35	1.71	0.70	3.80
October	5.50	3.54	1.25	0.99	4.45
November	5.85	2.96	1.26	1.59
December	6.88	3.04	1.81	1.69

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	Share ownership program

The PPP, established by the Argentine government, originally included 10% of the Company’s shares, representing 98,438,098 Class “C” shares transferred to the former employees of ENTel by the government in December 1992. Decree No. 1623/99 authorized the sale of the PPP shares, except for the 45,932,738 shares held by the Guaranty and Repurchase Fund (the “Fund”), that were restricted for an injunction

The Shareholders’ Meeting of March 14, 2000 approved the conversion of 52,505,360 Class “C” shares affected to the PPP, but not held by the Fund, into Class “B” shares. From the maximum approved by the Meeting, 52,415,411 Class “C” shares were converted into Class “B” shares.

In May 2000 participating PPP shareholders sold 50,663,377 shares nationally and internationally.

In September 2002, the Judicial Inspector of the PPP required Telecom to take the necessary steps to convert 15,000,000 Class “C” shares held by the Fund into Class “B” shares since the injunctions that affected them had been released. Telecom replied that a conversion requires a Shareholders’ Meeting and further proposed to obtain judicial authorization so that said Meeting should consider the conversion of all Class “C” shares into Class “B” shares in order to avoid holding successive Meetings every time any shares held by the Fund were released from injunctions. The PPP Inspector informed that he had not gotten the judicial authorization yet.

On September 23, 2003 the Judicial Inspector informed that 10,334,176 Class “C” shares are released from injunctions, 8,361,012 belonging to the Fund. The Company is analyzing a request of conversion of Class “C” shares into Class “B” shares.

•	Transfer of Telecom’s Corporate bonds to a reduced trading panel

As a consequence of the suspension of payments of its financial debt mentioned in Note 12, it has been transferred to a reduced trading panel the trading of the Company’s Corporate bonds, according to the provisions of Section 39 incise a) of the Rules to List in the BCBA.

•	ADRs listing in NYSE

Under NYSE rules, the ADRs average closing price of a security cannot be less than US$1.00 over a 30-day trading period. Consequently, on July 29, 2002, Telecom was notified by the NYSE in order to meet the minimum share price criteria, by bringing its share price and average share price back above US$1.00 within six months of receipt of the notification; if not, the ADRs would be delisted. The Company replied to the NYSE informing that the necessary actions would be taken in the corresponding terms, in order to meet the NYSE standards.

However, the NYSE had requested Telecom to inform if the measures to correct the minimum average share price would be adopted by the Board of Directors within six month of receipt of the notification or if the issue would be discussed in the next Shareholders’ Meeting.

After ratifying its intention of adopting the provisions necessary to meet the minimum price criterion set forth by the NYSE and, thus, maintain Telecom’s ADRs listing in the market, the NYSE was informed that the issue would be submitted to the Shareholders’ consideration including it in the Agenda of the next Annual Shareholders’ Meeting. In the meantime, Telecom’s share price increased and ADRs met once again NYSE’s standards on minimum price per ADR, so the Board proposed

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

the Shareholders’ Meeting to grant it the powers to order an increase in the number of shares evidenced by each Telecom ADR (the “Ratio Change”), if it were necessary. The mentioned Shareholder’s Meeting approved the Board’s proposal, granting power to make the Ratio Change and establish the terms and conditions of the operation when it were necessary, or if the Board deemed it convenient.

•	Causes of mandatory reduction of capital stock

The National Government through Decree No. 1269/02, has suspended the application of section 206 of the Argentine Corporation Law referred to the mandatory reduction of capital stock because of the absorption of the totality of reserves and more than fifty per cent of the adjusted capital stock by losses until December 10, 2003. Section 94 incise 5 of this law that sets forth as a cause of dissolution of a company the loss of capital stock, that arises when the Company reports a negative shareholders’ equity, was also suspended until December 10, 2003.

Considering the significant reduction in Telecom’s shareholders’ equity as a consequence of the losses reported in fiscal year 2002, because of the economic and social crisis that took place in the Argentine Republic, the Company is under the provisions of section 206 of the Argentine Corporation Law (temporarily suspended) as of September 30, 2003.

NOTE 9 – INCOME TAX: ADOPTION OF THE DEFERRAL METHOD

•	Income tax

The composition of the income tax recorded in the consolidated statement of operations is the following:

Nine-month periods ended September 30,	2003	2002
Deferred income tax benefit (expense)	(517)		2,667
Restatement in constant pesos	—		1,156
Deferred income tax (expense) related to the restatement in constant pesos of fixed assets, intangible assets and other assets (*)	242		(1,830)

Subtotal	(275)		1,993
Use (increase) of allowances for net deferred tax assets	275	(**)	(3)

Total income tax	—		1,990

(*)	Corresponds to the temporary differences originated in the restatement in constant pesos of fixed assets, intangible assets and other assets.
(**)	Corresponds to Núcleo.

•	Deferred income tax

Telecom group has accounted for income taxes under the deferral method according to the FACPCE RT 17.

Deferred income tax at each period-end has been determined based upon the temporary differences between the financial and tax bases of assets and liabilities and has been recorded as non current net asset/liability in accordance with the new accounting standards. Deferred tax assets arise largely from asset realization allowances not deductible for tax purposes, from tax loss carryforwards and from tax basis of foreign currency exchange differences generated by debts in foreign currency. Deferred tax liabilities principally arise from differences in fixed assets valuation as compared to the tax basis of such assets, due to differences in depreciation and the tax treatment of financial results capitalized in that caption (interests and foreign exchange differences) and the accounting for inflation.

To account for these differences, it is used the liability method of accounting. Under this method, deferred income taxes are established for all temporary differences, recognizing their variations in Income

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

tax in the consolidated statement of operations. In these aspects, RT 17 is substantially consistent with SFAS 109 and with IAS 12.

In accordance with Argentine GAAP when income taxes are accounted for by the deferral method, the recoverability of tax credit carryforwards against future income must be evaluated and requires a careful analysis of their recoverability. Deferred tax credit recoverable value depends on the existence of future profits subject to income tax sufficient to be used before the legal lapse of the right.

The National Government, through Decree No. 2568/02 dated December 11, 2002, stated that net losses from exchange differences of assets and liabilities in foreign currency in existence up to January 6, 2002 must be determined considering the exchange rate of US$1=$1.40 and should be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002. Consequently, the difference between the $1.40 rate and the exchange rate at year 2002 end ($3.37) should be entirely deducted for income tax purpose in fiscal year 2002.

This Decree nullified the interpretation of the Company and its fiscal counsel, which considered that the whole exchange difference would be deferred in the period 2002 – 2006. As a consequence of this and considering the five year expiration period for tax loss carryforward, the probabilities to obtain enough taxable profits in the period 2003 – 2007 in order to use the tax credit carryforwards existing at December 31, 2002 and the deductible exchange differences for the next four fiscal years, became remote. So, the management of the Company has decided to record a reserve at December 31, 2002, in addition to the existing reserve of Núcleo, for the total net deferred tax credits of Telecom and Personal.

Regarding the recoverability of tax credit on minimum presumed tax of $131 million, as the expiration period is ten years, the Board of Directors of Telecom estimates that its recoverability is probable based on the economic-financial projections.

The following summarizes the composition of the deferred income taxes:

Consolidated balance sheets at	September 30, 2003	December 31, 2002
Net non current deferred tax assets (liabilities)
Allowance for doubtful accounts receivable	101	98
Reserves	76	52
Retirement benefits	2	2
Restatement in constant pesos of fixed assets, intangible assets and other assets	(1,503)	(1,746)
Fixed assets	(96)	(169)
Intangible assets	1	(7)
Capitalized financial results on fixed and intangible assets, net of depreciation	(294)	(300)
Income tax loss carryforward	1,470	2,160
Foreign currency exchange differences originated in the devaluation of the peso	261	326
Thin capitalization	257	137
Others	29	31

Subtotal net deferred tax assets	304	584
Allowances for net deferred tax assets	(291)	(571)

Total net deferred tax assets, net of allowances (*)	13	13

(*)	Corresponds to Publicom.

The reconciliation of pre-tax income at the statutory rate, to the income tax expense presented in the consolidated financial statements for the nine-month periods ended September 30, 2003 and 2002 is as follows:

Periods ended September 30,	2003	2002
Pre-tax income tax calculated at the statutory rate (35%)	(277)	2,152
Permanent differences
Equity income (losses) from related companies and depreciation of goodwill	1	(10)
Allowances for net deferred tax assets	275	(3)
Restatement in constant pesos of permanent differences	(2)	(129)
Others, net	3	(20)

Total income tax	—	1,990

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

The detail and the expiration date of income tax loss carryforwards calculated at the statutory tax rate at September 30, 2003 is as follows:

Expiration date	Telecom	Publicom	Personal	Núcleo	Consolidated
2005	—	—	—	3	3
2007	1,212	3	252	—	1,467

Total	1,212	3	252	3	1,470

Accounting for the restatement in constant pesos of non monetary assets under the deferred tax method. Impact of Resolution M.D. No. 11/2003 issued by the CPCECABA (the “Resolution”)

Currently, there are two alternative criteria followed by accountants to report deferred tax assets and liabilities (RT 17, section 5.19.6.3) generated by the restatement in constant pesos of non-monetary assets.

The first one is proposed by the FACPCE, and is in line with the IAS and the U.S. GAAP and consistent with RT 10 that was replaced by the above mentioned RT 17. This criterion is grounded on its recent Interpretation No. 3 “Accounting for Income Tax” under which the differences between the adjusted for inflation book value and fiscal value should be reported as a temporary difference.

Taking into account the provisions of RT 17, section 5.19.6.3.1, the exceptions expressly included, the theoretical support and the international rules that were used as a basis for the restatement of the Argentine GAAP, during the fiscal year ended December 31, 2002, the Company has followed the criterion of considering the difference between the book value (adjusted per inflation) and the fiscal value of its non-monetary assets as a temporary difference. This standpoint was subsequently ratified by the mentioned FACPCE’s interpretation in 2003.

However, the Resolution issued by the CPCECABA on April 2, 2003, has interpreted that the effect of the fixed assets restatement into constant pesos does not imply changing the valuation of such assets, but adjusting the amount thereof into a uniform measurement unit. Therefore, it has required to consider such effect as a permanent difference. This method seems to agree with the one that compares the book and tax income (loss) and, consequently, it would differ from the liability method under IAS and U.S. GAAP.

Telecom consulted the CNV to establish its opinion on this matter and be able to apply it to its financial statements. At the date of issuance of these consolidated financial statements, the CNV has not answered the inquiry.

Consequently, and until Telecom obtains an answer, the Management of Telecom has decided to continue to consider the difference that arises between non-monetary assets adjusted book value and fiscal value as a temporary difference, all pursuant to the IAS and the U.S. GAAP.

In any event, since the Management of Telecom considers that it is unlikely that it will recover its net deferred tax assets, the impact

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

of applying the Resolution is only limited to a disclosure issue within the caption Other credits in the consolidated balance sheet and in the Income Tax caption in the consolidated statements of operations as of September 30, 2003, as follows:

•	Net deferred tax assets (Other receivables)

	Net deferred tax assets	Allowance for net deferred tax assets	Total net deferred tax assets, net of allowance
Consolidated balance sheets	304	(291)	13
Estimated effect of Resolution No. 11/03:
Elimination of tax effect related to the restatement in constant pesos of fixed assets, intangible assets and other assets	1,503	—	1,503
Increase of allowances for net deferred tax assets	—	(1,503)	(1,503)

Adjusted balances	1,807	(1,794)	13

•	Income tax (Consolidated statements of operations)

(loss) profit	Actual criterion	Effect of Resolution No. 11/03	Adjusted amounts
Deferred income tax	(517)	—	(517)
Deferred income tax related to the restatement in constant pesos of fixed assets, intangible assets and other assets	242	(242)	—

Subtotal	(275)	(242)	(517)
Use of allowances for net deferred tax assets	275	242	517

Total income tax	—	—	—

As indicated above, if there is a change in the projections related to the recoverability of deferred tax credits, the new rule established by the Resolution would have a significant impact on the financial situation and the Group’s operating result.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

•	Purchase commitments

At September 30, 2003, the Group had entered into purchase contracts with domestic and foreign vendors totaling 65 for: switching and PCS network transmission equipment, construction of network, the repair and/or installation of public telephones, infrastructure works and other services. In general, the contracts have been or are expected to be financed, directly or indirectly, by domestic and foreign vendors.

•	Investment commitments.

In August 2003, the Company has been notified by the Department of Communications of a proposal for the creation of a $70-million financial trust (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund. The Fund will be responsible for, among others:

•	the creation of alternative mechanisms for financing;

•	the completion of projects provided they are long-standing, profitable and relate to the telecommunications system;

•	the development and consolidation of the telecommunications sector; and

•	to be the nexus between the major telecommunication companies and small and medium-sized companies and individual entrepreneurs within the sector with the public interest.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

The Company has committed to contribute $ 1.5 at the inception of the Fund. Further contributions of up to $ 3.5 were also committed on the first anniversary of the Fund provided that the Company completed its financial restructuring successfully. In addition, the management of the Company announced that it is the Company’s intention to promote agreements with local suppliers – for an estimated amount of $10 million - which would facilitate their access to financing.

•	Contingencies

In the normal course of operations, the Company is involved in various legal, fiscal and regulatory proceedings. Such operations are influenced by the development of the legal and regulatory framework of the Argentine telecommunications market.

•	Some of these proceedings relate to claims of former employees of ENTel, who claim the Company together with ENTel are jointly responsible for various labor claims arising prior to the Company’s assumption of operations. In the Transfer Agreement, ENTel and the Argentine government have expressly assumed the obligation to compensate the Company regarding any costs it might experience as a result of such labor claims. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above-described obligations to the Company by the issuance of bonds to the Company. At September 30, 2003 pending amounts claimed in legal proceedings total $16 million.

•	In November 1995 the Company, Telefónica, Telintar and the Argentine government were served notice of a complaint by a consumer group, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Communitarios”. The suit, entered before the National Court of Federal Administrative Disputes No 7, seeks to declare null and void all regulations and rate agreements since the Transfer Agreement, in order to reduce SBT rates charged by licensees, so that licensees realize a rate of return of not more than 16% annually on fixed assets as described in Point 12.3.2 of the List of Conditions. Additionally, the claim requested return of amounts earned in excess of this rate of return. The Court of Appeals rejected some claims and deferred decisions on others until a formal decision is made, being in an evidentiary phase currently.

Court Room No. 4 of the Court of Appeals, has issued an injunction ordering the Government and the joint defendant companies, in which Telecom is included, not to carry out the tariffs changes established by section 2 of the agreements approved by Decree No. 2585/91 until a final resolution is issued in the case. This injunction affects the current tariff regime in Argentina because it suspends the abilities of the telecom companies to increase the tariffs charged based upon the IPC in the USA, one of the terms of the Price Cap formula included in the section 2 of the above mentioned agreement. On October 15, 2001, the Company was served notice about this injunction and has filed an extraordinary appeal before the Argentine Supreme Court of Justice.

In addition, the recent enactment of Law No. 25561 has adopted an analogous decision by suspending US dollars or foreign currency adjustments clauses adopted under public contracts executed by the National Government, including works and public services.

•	On October 30, 2002, the CNC, through Resolution No. 1144/02, required the Company not to invoice the municipal taxes increase to

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

its customers and to reimburse them the amounts billed for that concept. The Company has filed an appeal against this resolution.

•	On July 29, 2003, Telecom was notified by the CNC Control Management, in the background of SC Resolutions Nos. 18771/99 and 2526/99, to deposit $46.6 million for contributions to the program argentina@internet.todos. It should be noted that on September 30, 2003, Telecom has a recorded liability for that concept for $13 million. The difference between the claimed amount and the recorded amount would correspond to interests and actualization. However, at the date of issuance of these financial statements is not possible to determine the reasonability of the claim carried out, but in the opinion of the legal counsel of Telecom, the final resolution to this matter will not have a material adverse impact on Telecom operations or financial position.

•	On August 14, 2003, the Company was served notice of a legal action brought by “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios” against Telecom, Telefónica and the SC. The action filed before the Federal Court in Administrative Litigation Matters No. 8 claims for the reimbursement of the surplus amount charged on account of special equipment included in the monthly basic charges. On August 22, 2003, the Company filed an answer rejecting said claim since it considered that the collection of the charges which were objected was expressly set forth in applicable administrative-law rules which are in full force and which have been consented to by the plaintiff.

•	At the date of these financial statements, the amount of the attachments related to legal actions, except for those related to the suspension of payment of the financial debt mentioned in Note 12, is approximately $4 million and has been debited against bank accounts or deducted from the collections made by collection agents on behalf of Telecom.

Although the outcome of the above mentioned contingencies may not be predicted with certainty, the management of the Company and its legal counsel believe that the resolution of such matters will not have a material adverse impact on either Company operations or financial position.

NOTE 11 – RENEGOTIATION OF CONTRACTS WITH THE PUBLIC ADMINISTRATION

From the enactment of Law No. 25561, US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable tariffs to that date were converted into pesos at the exchange rate of $1 to US$1.

Moreover, the National Government is entitled to renegotiate such contracts under the following criteria:

•	the impact of the tariffs upon the competitiveness of the economy and the income distribution;

•	the quality of the services and plans of investments, if they are contractually foreseen;

•	the client’s interests and the possibility to access of the services;

•	the security of the systems;

•	the profitability of the business.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Decree No. 293/2002 entitled the Ministry of Economy and Infrastructure to renegotiate all these contracts and created the Contracts Renegotiation Commission to give the Ministry the proper counsel. The mentioned decree stated that the public services contracts subject to the renegotiations include the telecommunication area of basic telephone, which is the service rendered by Telecom Argentina.

In order to comply with said renegotiation procedure, the Company duly filed with the Contracts Renegotiation Committee information on the impact caused by the economic emergency on its financial position, more specifically on income and the pre-existing mechanisms to adjust tariffs, on operating costs, on indebtedness, on payment commitments with the National Government and on future and on going investments. In addition, Telecom filed economic-financial information for the last three fiscal years and projected information for the years 2002 and 2003.

Resolution No. 38/2002 of the Ministry of Economy establishes that the Public Administration Bodies, including Regulatory Bodies, should not modify, directly or indirectly, the prices and tariffs of the public services in the meantime of the renegotiation process related to work in progress contracts and public services.

Decree No. 311/03 created the Unit for the Renegotiations and Analysis of the Public Services Contracts, which will continue the renegotiation process following the formalities that were in process in the extent of the previous Commission. The Commission will be presided by the Ministry of Economy and Production and by the Ministry of Federal Planning, Public Investments and Services.

As a consequence of the situation before mentioned, the following claims have been originated:

•	Telecom Italia, in its capacity as a foreign investor, initiated the procedure of friendly talks foreseen in the Agreement on Promotion and Protection of Investments maintained between the Republic of Argentina and the Republic of Italy (the “Treaty”). The friendly talks were motivated by a series of acts and omissions by the Republic of Argentina, occurring as a result of the events of December 2001 and January 2002, which infringe the rights accorded by the Treaty to Telecom Italia.

Under this procedure, the Argentine authorities were asked to adopt urgent measures to ensure the maintenance of normal conditions of telephone service, in which the investment had been made, so as to make possible a reasonable profit for investors. Having not arrived at a friendly solution to the controversy, however, Telecom Italia has the option under the terms of the Treaty of requesting a hearing before an ad hoc arbitration tribunal to resolve the dispute.

•	France Telecom, under the terms and conditions of the bilateral investment treaty between Argentina and France, also initiated the amicable negotiation with the Argentine government for affecting the rights agreed in that treaty. As a consequence, France Telecom may, at its option, initiate claims before certain international arbitration tribunals or the Argentine court.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

NOTE 12 – SUSPENSION OF PAYMENTS OF FINANCIAL DEBT OF THE TELECOM GROUP. CASH TENDER OFFER, PAYMENT OF INTERESTS AND PROPOSED RESTRUCTURING PLAN

As a consequence of the devaluation and the volatility of the Argentine peso, the conversion into pesos of the Company’s tariffs and the macroeconomic and regulatory uncertainties occurred during fiscal year 2002, the Board of Directors, on their meetings held on March 27, 2002 and June 24, 2002, resolved the suspension of principal and interest payments of all its financial debt and its controlled companies’ financial debt in Argentina. Notwithstanding this, the Company has continued meeting its obligations related to commercial activity in the ordinary course of business.

The executed loan agreements and the agreements related to the issuance of Corporate bonds include clauses providing for various events of default, including:

•	Failure to pay principal or interest on the loan at maturity;

•	Failure to pay principal or interest of any other debt contracted either by Telecom or any of its material subsidiaries that equals or exceeds an aggregate of US$20 million (“cross default” clauses);

•	Telecom’s written admission of its inability to meet the commitments at maturity;

•	Any final judgement providing for the payment of an aggregate equal or exceeding US$20 million;

•	Telecom or any of its material subsidiaries filing petition for bankruptcy relief or reorganization proceedings, or request for approval of an out of court agreement with creditors.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Under the terms of most loan agreements and the agreements related to the issuance of Corporate bonds executed, the occurrence of any of the above mentioned events entitles grantors (whether banks or holders), their agents or trustees, to consider as due and payable the total principal disbursed and interest accrued pending at the date of such event (“rights to accelerate”). The parties, their agents or trustees, may elect to exercise this right.

In the case of any event of default, most of the agreements also provide for economic penalties payable through interest additional to the ordinary loan interest. The additional interest varies between an annual average of 2% and 5%.

At the date of issuance of these consolidated financial statements, some creditors of Telecom and Personal with claims exceeding an aggregate of US$20 million have exercised their rights to accelerate their maturity.

The Board of Directors has taken and will continue to take the pertinent measures to preserve the Company’s value and maximize the cash flow. Telecom, jointly with its legal and financial advisors, has developed a comprehensive restructuring plan for all its financial debt and the debt of its subsidiaries in Argentina, as described below. Likewise, the subsidiary Núcleo is entering into a renegotiation process for its financial debt with its financial creditors.

Cash tender offer

On April 2003, jointly with Personal and Publicom, the Company launched a cash tender offer for a portion of their financial debt obligations, up to a maximum of US$260 million in Telecom, US$45 million in Personal and US$2 million in Publicom. These amounts were increased during the term of the offer up to US$310 million in Telecom and US$55 million in Personal. The cash tender offer was conducted pursuant to a modified Dutch auction with a price of 55% of the outstanding principal amount of the financial debt instruments, without considering any accrued but unpaid interest.

As part of the process, the companies made interest payments equivalent to 100% on their financial debt obligations at the contractual rates (without considering penalties or default rates) for the period through and including June 24, 2002, and equivalent to 30% of the contractual rates (without considering penalties or default rates) on their financial debt obligations for the period from June 25, 2002 through December 31, 2002 (inclusive). The interest payments were paid on all financial debt obligations, independent of the creditors’ participation in the cash tender offer, as follows:

	Amounts paid in million				Equivalent in million of US$
	US$	Euros	Yenes	Pesos
Telecom	22	63	85	2	96
Personal	11	—	17	9	14

	(*) 33	63	102	11	110

(*)	Includes US$3 million paid for withholding taxes (US$2 million of Telecom and US$1 million of Personal).

By means of the cash tender offer, the Company purchased an aggregate principal amount of US$292 million paying US$161 million. This operation generated a profit of US$131 million on discount on principal, which in addition to the US$17 million of reversal of

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

accrued interests, total US$148 million of profit for debt restructuring, as follows:

									Profit on
	Principal amounts purchased in million			Equivalent in million of US$	Amounts paid in million			Equivalent in million of US$	Discount on principal	Reversal of interests	Cash tender offer
				(1)				(2)	(3) = (1) - (2)	(4)	(5) = (3) + (4)
	US$	Euros	Pesos		US$	Euros	Pesos
Telecom	44	142	—	208	24	78	—	115	93	13	106
Personal	69	—	30	80	37	—	17	44	36	4	40
Publicom	4	—	—	4	2	—	—	2	2	—	2

	117	142	30	292	63	78	17	161	131	17	148

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Telecom and Personal entered into financial trusts with the funds required for the cash payment of the tender offer and the payment of interests. Additional information on these trusts is given in Note 13.

As a result of the Board of Directors’ decisions and considering the results of the cash tender offer, as of September 30, 2003, the Telecom Group had debt due of approximately $4,937 million (corresponding US$947 million, Euro 436 million, Yen 8,578 million and $162 million to principal debt due and accrued interest due of US$35 million, Euro 57 million, Yen 305 million and $6 million). At the date of issuance of these consolidated financial statements, the Telecom Group has debt due of approximately $5,246 million (corresponding US$1,051 million, Euro 436 million, Yen 8,578 million and $162 million to principal debt due and accrued interest due of US$37 million, Euro 57 million, Yen 305 million and $6 million) considering the exchange rates at September 30, 2003.

Restructuring plan

The cash tender offer represented one of the steps of the comprehensive restructuring plan. The Company is still working with its financial and legal advisors to develop a comprehensive proposal to restructure the outstanding financial indebtedness.

This proposal will be subject to the appropriate approvals of the Shareholders and telecommunications service Regulatory Bodies.

Legal actions against Telecom originated by the suspension of payments of financial debt

Telecom has been claimed that holders of its notes have filed six summary proceedings or juicios ejecutivos against the Company, seeking enforcement of their rights under their notes. The claims for which Telecom has received notice relate to an aggregate amount of approximately US$0.2 million and Euro 0.1 million, which represent 0.003% of the total consolidated financial debt, and Telecom has received notice of embargo for these causes of approximately $1.2 million as of September 30, 2003.

In September 2003, Telecom has been noticed that one involuntary bankruptcy petition or quiebra, of US$0.2 million, has been initiated by a holder of Corporate bonds. The company requested the court to disallow said petition and filed several defenses.

The Company’s legal counsel expects Telecom to pursue available defenses to each of these proceedings and does not expect that such proceedings will result in Telecom being declared bankrupt. Additionally, the legal counsel estimates that in the background of the legislation in force, Telecom will be able to adopt the necessary measures to protect its normal operations before unexpected claims of similar nature and of greater economic importance.

Valuation and disclosure of debt as of September 30, 2003

Argentine GAAP does not provide for specific rules on disclosure of current and non current liabilities for the above situation.

In valuation matters, the Group has estimated additional costs for economic penalties of approximately $77 million as of September 30, 2003, which have been included in Debt in the consolidated balance sheets. At the date of issuance of these consolidated financial statements, the modality and opportunity of payment of capital and accrued compensatory interest are the main subjects of the debt restructuring process. As a result, in view of the special

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

circumstances outside the Company’s control that led the Group to the suspension of principal and interest payments of all its financial debt, the Company’s legal counsel consider improbable that the Company must accrue any additional cost at the end of this process.

In disclosure matters, as during fiscal year 2002 some creditors had exercised their rights to accelerate, the management of the Company decided to disclose debt with an original non-current maturity as current debt. This was done considering the enforceability of liabilities by creditors, notwithstanding the fact that they have not been realized. Therefore, there are no accounting differences between the Company’s accounting policies and U.S. GAAP (SFAS 78).

However, as described in Note 7, the TITAN Financial trust debt was refinanced. As a consequence the new debt for $57 million (equivalent to US$20 million) was classified, according to the terms of the new agreements, as non-current debt. Likewise, as a consequence of the refinancing agreements of Núcleo, part of the new debt for $29 million was also classified, according to the terms of the new agreements, as non-current debt.

NOTE 13 – FINANCIAL TRUSTS CONSTITUTED BY THE TELECOM GROUP FOR THE PAYMENT OF THE CASH TENDER OFFER AND INTERESTS

In March 2003, Telecom and Personal entered into financial trusts agreements to which opportunely were transferred, with the BCRA’s prior approval, funds to be applied to the payment of cash tender offer and interests. The balances at September 30, 2003 are as follows:

	Telecom		Personal	Consolidated
	In million
	US$	Euro	US$	US$	Euro
Total in foreign currency (Exhibit G)	121	111	34	155	111

Total equivalent in Argentine pesos (Exhibit D)	352	378	100	452	378

When corresponded, Telecom obtained from the concerning authorities the necessary authorizations to keep the funds abroad with the purpose to apply them to future debt payments.

NOTE 14 – CONSOLIDATED INFORMATION BY BUSINESS SEGMENT

Telecommunications services are provided through the distribution of operating activities among various Telecom Group companies. For a better understanding of the distinct activities performed by Telecom Group companies, the management of the Company provides consolidated information by business segment.

In presenting segment information, the Company takes into consideration income and expenses of the individual entities, prior to elimination of intercompany transactions.

Financial expenses related to the acquisition of shares in subsidiaries and subsequent capital contributions have been allocated to voice, data and Internet services.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Consolidated information by business segment for the nine-month period ended September 30, 2003

•	Statement of operations

	Voice, data and Internet services	Cellular telephone service	Directories edition	Total by business segment
Net sales	1,890	817	4	2,711
Wages and social benefits	(304)	(54)	(5)	(363)
Turnover tax	(64)	(36)	—	(100)
Materials and supplies	(83)	(23)	(2)	(108)
Bad debts expense	(4)	(11)	(4)	(19)
Interconnection costs	(100)	—	—	(100)
Settlement outgoing expenses	(57)	—	—	(57)
Lease of circuits	(22)	(14)	—	(36)
Fees for debt restructuring process	(11)	(3)	—	(14)
Fees for services	(54)	(6)	(1)	(61)
Management fees	(2)	—	—	(2)
Advertising	(9)	(7)	—	(16)
Cost of cellular handsets	—	(5)	—	(5)
Agent commissions and card sales	(17)	(51)	—	(68)
Others	(149)	(165)	(1)	(315)

Operating profit (loss) before D&A	1,014	442	(9)	1,447
Depreciation of fixed assets	(1,094)	(245)	(3)	(1,342)
Amortization of intangible assets	(47)	(34)	—	(81)

Operating profit (loss)	(127)	163	(12)	24
Equity income from related companies	—	—	2	2
Financial and holding results	323	194	12	529
Other expenses, net	(88)	(40)	(10)	(138)
Debt restructuring results	280	90	5	375

Net income (loss) before income tax and minority interest	388	407	(3)	792
Minority interest	—	(13)	—	(13)

Net income (loss)	388	394	(3)	779

Profitability margins (%)
Operating margin before D&A	53.7	54.1	(225.0)	53.4
Operating margin	(6.7)	20.0	(300.0)	0.9
Pretax profit (loss)/Net sales	20.5	49.8	(75.0)	29.2
Net income (loss)/Net sales	20.5	48.2	(75.0)	28.7
ROA (Operating profit (loss)/total assets at beginning of fiscal year) (on an annual basis)	(1.7)	7.0	(32.4)	0.2
ROE (Net income (loss)/Shareholders’ equity less net income (loss)) (on an annual basis)	—	—	—	127.1

• Equity information

Net balance of fixed assets (Exhibit A)	6,751	1,544	5	8,300
Net balance of intangible assets (Exhibit B)	127	738	4	869
Investment in fixed assets (Exhibit A)	36	24	—	60
Investment in intangible assets (Exhibit B)	—	5	—	5
Fixed assets depreciation (Exhibit A)	(1,094)	(251)	(3)	(1,348)
Intangible assets amortization (Exhibit B)	(50)	(39)	—	(89)

• Statement of cash flows

Cash flows provided by operating activities	1,018	354	6	1,378

Investing activities
Fixed assets and intangible assets acquisitions	(45)	(58)	—	(103)
Other investments not considered as cash or cash equivalents	(115)	(67)	—	(182)

Total cash flows used for investing activities	(160)	(125)	—	(285)

Financing activities
Proceeds and repayments of debt, net	(328)	(95)	(6)	(429)
Payment of interest and related expenses	(283)	(49)	—	(332)
Cash and cash equivalents transfer between segments	5	(5)	—	—

Total cash flows used for financing activities	(606)	(149)	(6)	(761)

Increase in cash and cash equivalents	252	80	—	332
Cash and cash equivalents at the beginning of year	1,059	253	2	1,314

Cash and cash equivalents at period end	1,311	333	2	1,646

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Consolidated information by business segment for the nine-month period ended September 30, 2002

•	Statement of operations

	Voice, data and Internet services	Cellular telephone service	Directories edition	Total by business segment
Net sales	2,330	815	6	3,151
Wages and social benefits	(382)	(74)	(15)	(471)
Turnover tax	(70)	(30)	—	(100)
Materials and supplies	(113)	(26)	(1)	(140)
Bad debts expense	(129)	(62)	(6)	(197)
Interconnection costs	(112)	—	—	(112)
Settlement outgoing expenses	(82)	—	—	(82)
Lease of circuits	(19)	(14)	—	(33)
Fees for debt restructuring process	(12)	(3)	—	(15)
Fees for services	(64)	(8)	(2)	(74)
Management fees	(22)	—	—	(22)
Advertising	(13)	(11)	—	(24)
Cost of cellular handsets	—	(12)	—	(12)
Agent commissions and card sales	(19)	(33)	—	(52)
Others	(240)	(155)	(3)	(398)

Operating profit (loss) before D&A	1,053	387	(21)	1,419
Depreciation of fixed assets	(1,162)	(313)	(4)	(1,479)
Amortization of intangible assets	(49)	(34)	—	(83)

Operating profit (loss)	(158)	40	(25)	(143)
Equity losses from related companies	(10)	—	(8)	(18)
Depreciation of goodwill	(10)	—	—	(10)
Financial and holding results	(4,619)	(1,214)	(29)	(5,862)
Other expenses, net	(59)	(43)	(13)	(115)

Net loss before income tax and minority interest	(4,856)	(1,217)	(75)	(6,148)
Income tax	1,577	399	14	1,990
Minority interest	—	21	—	21

Net loss	(3,279)	(797)	(61)	(4,137)

Profitability margins (%)
Operating margin before D&A	45.2	47.5	(350.0)	45.0
Operating margin	(6.8)	4.9	(416.7)	(4.5)
Pretax profit (loss)/Net sales	(208.4)	(149.3)	(1,250.0)	(195.1)
Net income (loss)/Net sales	(140.7)	(97.8)	(1,016.7)	(131.3)
ROA (Operating profit (loss)/total assets at beginning of fiscal year) (on an annual basis)	(1.9)	1.6	(21.4)	(1.3)
ROE (Net income (loss)/Shareholders’ equity less net income (loss)) (on an annual basis)	—	—	—	(105.9)

• Equity information

Net balance of fixed assets (Exhibit A)	8,248	1,881	10	10,139
Net balance of intangible assets (Exhibit B)	196	775	5	976
Investment in fixed assets (Exhibit A)	164	53	1	218
Investment in intangible assets (Exhibit B)	1	23	—	24
Fixed assets depreciation (Exhibit A)	(1,162)	(320)	(4)	(1,486)
Intangible assets amortization (Exhibit B)	(54)	(39)	—	(93)

• Statement of cash flows

Cash flows provided by (used for) operating activities	981	285	(1)	1,265

Investing activities
Fixed, intangible asset and investment acquisitions	(233)	(144)	(1)	(378)
Other investments not considered as cash or cash equivalents	68	(8)	—	60

Total cash flows used for investing activities	(165)	(152)	(1)	(318)

Financing activities
Proceeds and repayments of debt, net	(4)	(37)	—	(41)
Payment of interest and related expenses	(358)	(81)	—	(439)
Cash and cash equivalents transfer between segments	(84)	84	—	—

Total cash flows used for financing activities	(446)	(34)	—	(480)

Increase (decrease) in cash and cash equivalents	370	99	(2)	467
Cash and cash equivalents at the beginning of year	356	71	2	429

Cash and cash equivalents at period end	726	170	—	896

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

NOTE 15 – CONSOLIDATED QUARTERLY INFORMATION (unaudited)

Quarter ended	Net sales	Operating profit before D&A	Operating profit	Net financial and holding results – income (loss)	Net income (loss)
Year 2003:
March 31,	851	453	(24)	961	907
June 30,	899	490	17	58	381
September 30,	961	504	31	(490)	(509)

	2,711	1,447	24	529	779

Year 2002:
March 31,	1,373	611	69	(5,474)	(3,734)
June 30,	921	411	(90)	(1,447)	(897)
September 30,	857	397	(122)	1,059	494
December 31,	861	468	(61)	560	(249)

	4,012	1,887	(204)	(5,302)	(4,386)

NOTE 16 – UNCONSOLIDATED INFORMATION

The following is a summary of financial unconsolidated information of the Company:

•	Balance sheets

	September 30, 2003	December 31, 2002
ASSETS
CURRENT ASSETS
Cash and banks	19	34
Investments	1,565	1,196
Trade accounts receivable	330	385
Other receivables	125	53

Total current assets	2,039	1,668

NON-CURRENT ASSETS
Other receivables	83	79
Investments	845	543
Fixed assets	6,750	7,879
Intangible assets	127	177

Total non-current assets	7,805	8,678

Total assets	9,844	10,346

LIABILITIES
CURRENT LIABILITIES
Accounts payable	221	277
Debt	7,657	8,912
Compensation and social benefits payable	64	55
Taxes payable	88	85
Other liabilities	21	22
Reserves	8	6

Total current liabilities	8,059	9,357

NON-CURRENT LIABILITIES
Compensation and social benefits payable	23	29
Other liabilities	27	29
Reserves	131	104

Total non-current liabilities	181	162

Total liabilities	8,240	9,519
TEMPORARY DIFFERENCES FROM TRANSLATION	8	10
SHAREHOLDERS’ EQUITY	1,596	817

Total liabilities and Shareholders’ equity	9,844	10,346

•	Statements of operations

Nine-month periods ended September 30,	2003	2002
Net sales	1,975	2,421
Cost of services provided	(1,486)	(1,780)

Gross profit	489	641
Administrative expenses	(101)	(127)
Sales expenses	(431)	(592)

Operating profit (loss)	(43)	(78)
Equity results from related companies	298	(945)
Depreciation of goodwill	—	(10)
Financial and holding results	329	(4,582)
Other expense, net	(85)	(59)
Debt restructuring results	280	—

Net income (loss) before income tax	779	(5,674)
Income tax	—	1,537

Net income (loss)	779	(4,137)

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	Statements of cash flows

Nine-month periods ended September 30,	2003	2002
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	1,019	972
CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Fixed asset acquisitions	(45)	(229)
Other investments not considered as cash or cash equivalents	(110)	(16)

Total cash flows provided by (used for) investing activities	(155)	(245)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Repayment of debt	(328)	(4)
Payment of interest and related expenses	(283)	(357)

Total cash flows used for financing activities	(611)	(361)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	253	366
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	1,057	355

CASH AND CASH EQUIVALENTS AT PERIOD END	1,310	721

NOTE 17 – DIFFERENCES BETWEEN ARGENTINE AND U.S. GAAP

To facilitate the use of financial information by both local and foreign investors, the Company has included in these consolidated financial statements, as additional information, a summary of the principal differences between Argentine and U.S. GAAP. In addition, in recent years and to the extent permitted by GAAP, the Company has attempted to reduce the differences of criteria in order to facilitate the analysis of its financial results by both local and foreign investors.

However, the remaining differences between Argentine and U.S. GAAP are grouped as follows:

1. Differences related to measurement unit

•	Restatement of Financial Statements for Wholesale Price Index changes

As described in Note 3.1.d, the accompanying financial statements have been prepared in million of Argentine pesos of constant currency, recognizing the inflation effects until February 28, 2003. However, in general, U.S. GAAP does not allow for the restatement of financial statements in units of constant currency.

Under U.S. GAAP, account balances and transactions are stated in units of currency of the period in which the transactions were originated. This accounting criterion is known as the historical-cost-based method.

Notwithstanding the above, the SEC does not require for those companies that prepare its financial statements under local standards (as Telecom), the elimination of the restatement in constant pesos in the reconciliation of Argentine GAAP to U.S. GAAP.

2. Main differences related to the disclosure criteria

•	Other expenses, net in the Consolidated statements of operations

Under U.S. GAAP termination benefits and reserves for contingencies, included in the financial statement caption “Other expenses, net”, would have been reclassified as a deduction from Operating profit (loss).

•	Reclassification of Deferred tax assets and liabilities in the Consolidated balance sheets

As described in Note 9, net deferred income tax has been recorded as a non current asset/liability in accordance with the new accounting standards. However, under U.S. GAAP, deferred tax assets and liabilities shall be classified as current or non current based on the classification of the related asset or liabilities for financial

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

reporting, while deferred tax assets related to carryforwards shall be classified according to their expected reversal date.

3. Main differences related to valuation criteria

•	Valuation of assets and liabilities in foreign currency as of December 31, 2001

As a result of the Argentine economic situation, from December 21, 2001 the Argentine foreign currency exchange market was suspended until January 10, 2002.

In that respect, Argentine GAAP required that the companies recognized their assets and liabilities denominated in U.S. dollars using the exchange rate $1 to US$1 as of December 31, 2001. However, U.S. GAAP required that companies use the first subsequent exchange rate after the balance sheet date to adjust the valuation of its assets and liabilities in foreign currency at such date. This situation has provoked a difference in the timing of the recording of such losses between fiscal years 2001 and 2002.

•	Capitalization of foreign currency exchange differences related to debt for fixed assets acquisitions

As described in Note 3.2.a, the cost of those assets which acquisition is carried out with loans existing as of January 6, 2002, includes the capitalization of the foreign currency exchange differences originated by the devaluation of the Argentine peso up to July 28, 2003. Under U.S. GAAP, this capitalization is not permitted.

•	Valuation of inventories and raw materials

As described in Note 3.2.f and 3.2.g, inventories and raw materials included in Other assets, have been valued at their replacement cost at each period-end. Under U.S. GAAP, these assets should be valued at the lower of cost or net realizable value.

•	Valuation of debt due to TITAN Financial Trust

As stated in Note 7, the financial debt due to the new TITAN Financial Trust, under local accounting standards, was valued at its current value, which arises from discounting the total amount payable at a 12% rate p.a. Under U.S. GAAP, this valuation criterion at its current value is not allowed.

•	Foreign currency translation

Under Argentine GAAP and as indicated in Note 3.1.b, the equity investments of the Company in foreign companies have been translated into Argentine pesos at the exchange rate at each period end, in accordance with FACPCE RT 18. Likewise, and according to that RT, the results generated by the mentioned translation have been recognized in the caption Temporary differences from translation in the consolidated balance sheets.

Notwithstanding, SFAS 52 requires the functional currency definition corresponding to equity investments in foreign companies and, if corresponds (that is the case of Núcleo), the measurement of these investments in functional currency, before the translation of the assets and liabilities of the foreign companies into exchange rate at year/period end.

This measurement is required if the functional currency is different from the currency of the country in which a parent company has the investment and generates exchange rate differences that are recognized as income/expense. Likewise, SFAS 52 states that the results from

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

translation from functional currency to reporting currency, the Argentine peso for the Company, have to be recognized in a Reserve of shareholders’ equity.

•	Other monetary receivables and liabilities, valued at net present value

As indicated in Note 3.1.c, the new accounting standards anticipate the valuation of other receivables and liabilities, at the net present value, using a discount rate which reflects the time value of the money and the specific risks of those receivables and liabilities. Under U.S. GAAP, the criteria for valuation at net present value is not permitted, because the balances in the balance sheet and the transactions are expressed at historical cost.

•	Revenue recognition

As described in Note 3.1.i, the Company recognizes its revenues as services are provided to customers. Therefore, revenues for installation fees are recognized in the period that the installation service is completed, jointly with the related costs.

Nevertheless, the Staff Accounting Bulletin (SAB) 101, “Revenue recognition” of the SEC requires the deferring of the installation fees and the related costs considering the estimated average useful life of customers, except when the cost is higher than the revenue, in which case the excess cannot be deferred.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Since the Company’s installation costs exceed the related revenues, the Company believes such difference of criterion has no impact on the reconciliation of net income and shareholders’ equity to U.S. GAAP. Additionally, the effect for U.S. GAAP purposes of recording the related deferred asset and liability is not significant for the periods presented.

•	Recoverability of intangible assets with indefinite useful life – PCS license

As indicated in Note 3.1.c and 3.2.i, Telecom has suspended under Argentine GAAP the amortization of the PCS license as from fiscal year 2002 in accordance with the new Argentine accounting standards, because it is an intangible asset with indefinite useful life.

In that respect, in accordance with Argentine GAAP, Telecom has assessed whether the carrying amount of the intangible asset is recoverable by estimating the sum of the undiscounted future cash flows expected to result from such asset.

However, U.S. GAAP, under SFAS No. 142, require that intangible assets with indefinite useful life are not amortized, but be tested for impairment comparing its book value to its estimated fair value. To determine its fair value, the management of Telecom has discounted the mentioned future cash flows based on Telecom’s economic-financial projections.

Based on these methodologies, the management of Telecom believes that the book value of PCS license does no exceed its recoverable value under both Argentine and U.S. GAAP.

•	Recoverability of tax credits

The recoverable value of tax credits depends on the existence of sufficient taxable income within the carryforward period available under the tax law. In that respect, as indicated in Note 9, the management of Telecom considers that, as a consequence of the Decree No. 2568/02, which established the deferral of the initial exchange rate difference ($1.40 by US$1) for the income tax, the probable recoverability of deferred tax credits of Telecom and Personal have been significantly affected, generating an uncertainty about the possibility of recoverability.

Therefore, and with a prudent criteria, the management of Telecom has decided to record a valuation allowance, in addition to the amount in its controlled company Núcleo, the total of net deferred tax credits corresponding to Telecom and Personal as from December 31, 2002.

However, SFAS 109 states more specific and strict rules to evaluate tax credits. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a total or partial valuation allowance is needed or not. For example, negative evidence includes: a) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and b) a carryforward period that is so brief that it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in single year.

Nevertheless, the economic-financial projections as evidence of the probable tax credits recoverability of Publicom and the tax credits related to the minimum presumed income tax of the Group, considering the complex macroeconomic context and the uncertainties that affect

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

the Group business, under U.S. GAAP, they would not be considered sufficient positive evidence for the recoverability of these assets. Likewise, if following the provisions of SFAS 109 and adopting a prudent position, the management of Telecom has considered a valuation allowance for the total amount of tax credits before mentioned.

NOTE 18 – RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

Under Law No. 19550, the Company’s by-laws and CNV regulations, 5% of the Company’s net income for the year, plus or minus any prior year adjustments and subject to coverage of accumulated losses, if any, must be allocated to a legal reserve until such reserve reaches 20% of capital stock plus adjustment to capital stock.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

NOTE 19 – EVENTS SUBSEQUENT TO SEPTEMBER 30, 2003

On October 27, 2003 Publicom ended its debt restructuring process by canceling all its debt, obtaining a debt restructuring profit of $587,000, that will be recorded in the last quarter of fiscal year 2003.

Valerio Cavallo	Carlos Felices	Amadeo R. Vázquez
Chief Financial Officer	Chief Executive Officer	President

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit A

Consolidated balance sheets at September 30, 2003 and December 31, 2002 (Note 3.1.c)

FIXED ASSETS ACTIVITY

(In million of Argentine constant pesos, see Note 3.1.d)

Main account	Original value at beginning of year	Additions from purchases	Capitalized/ (devolution) foreign currency exchange differences (Note 3.2.a)		Results from translation	Transferences	Retirements	Original value at period end
Land	120	—		—	—	(1)	—	119
Buildings	1,671	—		(1)	—	3	(2)	1,671
Transmission equipment	5,068	3		(34)	4	55	(2)	5,094
Switching equipment	3,847	2		(21)	1	5	(4)	3,830
Power equipment	529	—		—	1	2	(3)	529
External wiring	5,955	—		(17)	—	7	(1)	5,944
Telephony equipment, instruments and systems for improvement in services	855	1		(1)	3	3	—	861
Cellular handsets leased without charge	325	2		—	2	—	—	329
Vehicles	111	1		—	—	—	(3)	109
Furniture	107	—		—	—	—	—	107
Installations	503	—		—	—	1	—	504
Computer equipment	2,472	7		(2)	2	19	(1)	2,497
Work in progress	116	24		—	—	(93)	(1)	46
Materials	55	20		—	—	(1)	(29)	45

Total 2003	21,734	60	(a)	(76)	13	—	(46)	21,685

Total at September 30, 2002	20,717	218		853	30	—	(126)	21,692

Main account	Depreciation							Net book value 2003	Net book value 2002
		For the period
	Accumulated at beginning of year	Annual rate (%)	Amount		Retirements		Accumulated at period end
Land	—	—		—		—	—	119	120
Buildings	(609)	4 – 9		(54)		—	(663)	1,008	1,062
Transmission equipment	(2,665)	10 – 11		(384)		2	(3,047)	2,047	2,403
Switching equipment	(2,315)	10		(277)		2	(2,590)	1,240	1,532
Power equipment	(268)	10 – 20		(38)		—	(306)	223	261
External wiring	(3,252)	7		(242)		—	(3,494)	2,450	2,703
Telephony equipment, instruments and systems for improvement in services	(615)	13 – 18		(52)		—	(667)	194	240
Cellular handsets leased without charge	(316)	50		(7)		—	(323)	6	9
Vehicles	(90)	20 – 40		(9)		3	(96)	13	21
Furniture	(69)	10 – 20		(6)		—	(75)	32	38
Installations	(314)	9 – 33		(36)		—	(350)	154	189
Computer equipment	(1,532)	18 – 33		(243)		1	(1,774)	723	940
Work in progress	—	—		—			—	46	116
Materials	—	—		—			—	45	55

Total 2003	(12,045)		(c)	(1,348)	(b)	8	(13,385)	8,300	9,689

Total at September 30, 2002	(10,104)		(d)	(1,486)		37	(11,553)	10,139

(a)	Includes (24) corresponding to the devolution of capitalized foreign currency exchange differences by debt as a result of the cash tender offer, in Debt restructuring results.

(b)	Includes 3 corresponding to Debt restructuring results.

(c)	Includes (91) corresponding to the depreciation of capitalized foreign currency exchange differences by debt and (6) corresponding to Temporary differences from translation.

(d)	Includes (100) corresponding to the depreciation of capitalized foreign currency exchange differences by debt and (7) corresponding to Temporary differences from translation.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit B

Consolidated balance sheets at September 30, 2003 and December 31, 2002 (Note 3.1.c)

INTANGIBLE ASSETS ACTIVITY

(In million of Argentine constant pesos, see Note 3.1.d)

Account	Original value at beginning of year	Additions	Results from translation	Retirements	Original value at period end
System development costs	423	4	1	—	428
Debt issue costs	79	—	—	—	79
PCS license	662	—	—	—	662
Band B of Paraguay license	101	1	6	—	108
Usage rights	45	—	—	—	45
Exclusivity rights	98	—	—	—	98
Websites	2	—	—	—	2
Trademarks and patents	8	—	—	—	8

Total 2003	1,418	5	7	—	1,430

Total at September 30, 2002	1,399	24	6	(2)	1,427

	Amortization				Net balance 2003	Net balance 2002
Account	Accumulated at beginning of year	For the period		Accumulated at period end
System development costs	(215)	(a)	(63)	(278)	150	208
Debt issue costs	(65)	(b)	(5)	(70)	9	14
PCS license	(71)		—	(71)	591	591
Band B of Paraguay license	(50)	(c)	(12)	(62)	46	51
Usage rights	(17)	(d)	(2)	(19)	26	28
Exclusivity rights	(48)	(e)	(7)	(55)	43	50
Websites	(2)		—	(2)	—	—
Trademarks and patents	(4)		—	(4)	4	4

Total 2003	(472)		(89)	(561)	869	946

Total at September 30, 2002	(358)	(f)	(93)	(451)	976

a)	Included 21 in Cost of services provided, 41 in Sales expenses and 1 in Temporary differences from translation.

b)	Included in Financial and holding results.

c)	Included 10 in Cost of services provided and 2 in Temporary differences from translation.

d)	Included in Administrative expenses.

e)	Included in Sales expenses.

f)	Included 30 in Cost of services provided, 5 in Administrative expenses, 48 in Sales expenses, 7 in Financial and holding results and 3 in Temporary differences from translation.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit C

Consolidated balance sheets at September 30, 2003 and December 31, 2002 (Note 3.1.c)

INVESTMENTS IN OTHER COMPANIES AND PUBLIC SECURITIES

(In million of Argentine constant pesos, except par value – see Note 3.1.d)

	Characteristic of the securities				2003			2002
Denomination and type	Class of shares	Par value		Amount	Net realizable value	Restated cost value (d)	Book value	Book value
CURRENT INVESTMENTS
Public bonds
Province of Corrientes Bond (a)			$1	757,454	—	1	—	—
Argentina 2004 Bond (b)		US$	1	4,000,000	n/a	4	13	65
“Dorado” Bond (a)			$1	12,481,003	n/a	12	9	—
Other bonds		US$	1	—	—	—	—	58
Other bonds			$1	741,528	—	1	1	63

Total current investments					—	18	23	186

NON - CURRENT INVESTMENTS
Public bonds
Argentina 2004 Bond (b)		US$	1	14,000,000	n/a	14	40	40
“Dorado” Bond (a)			$1	—	n/a	—	—	6
Province of Corrientes Bond (a)			$1	5,069,115	2	5	2	2

Total public bonds					2	19	42	48

Related companies Law No. 19550 Sect.33
Latin American Nautilus	Ordinary	US$	2	3,000,000		19	—	—
Intelsat Ltd. (c)	Ordinary	US$	3	260,432		10	10	11
Related parties
Nahuelsat (e)	Ordinary		$1,000	5,750		13	2	—

Total related companies Law No. 19550 Sect.33 and related parties						42	12	11

Total non-current investments						61	54	59

	Related companies – Law No. 19550 – Sect. 33	Related parties
Information on the issuer	Latin American Nautilus (g)	Nahuelsat
Main activity	Telecommunication services	Obtaining, installing and operating satellite communications systems and trading of its services
Percentage participation in capital stock	10%	5.75%
Financial statements closing date	December 31	December 31
Financial statements used to determine the equity value:
- Date	6.30.03	12.31.02
- Duration of the year	6 months	12 months
- Board of Directors’ approval date	—	3.27.03
- Report on review	—	3.27.03
- Audit scope	—	Full audit
- Type of report of the independent Accountants	—	With qualifications
- Capital stock (par value) (f)	175	100
- Loss for the period/year	(44)	(96)
- Shareholders’ equity	(25)	30

(a)	The Company received these bonds in order to cancel trade accounts receivable with some province government.

(b)	The Company intends to hold these bonds to their maturity date. As a consequence of the default of the public sector, the management of the Company has considered the use of these bonds for taxes cancellation in order to disclose them as current or non current investments.

(c)	The interest in this company is 0.15%.

(d)	The restated cost value for investments in foreign companies was converted into pesos at the exchange rate existing at period-end.

(e)	As from June 2002 up to June 2003, the Company has recorded to zero its participation in Nahuelsat, because it has been estimated that the impact in the Peso devaluation, based on the last financial statements issued by Nahuelsat, would generate a significative decrease in its shareholder’s equity, and remote possibilities in the recoverability of this investment. However, at September ’03 the Company decided to reverse this allowance partially, considering new information available on Nahuelsat’s financial situation.

(f)	Expressed in million of historical pesos.

(g)	The unaudited information, originally provided by the company in US$, was adapted to the Company’s accounting policies and converted into pesos at the exchange rate existing at period-end.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit D

Consolidated balance sheets at September 30, 2003 and December 31, 2002 (Note 3.1.c)

OTHER INVESTMENTS

(In million of Argentine constant pesos, see Note 3.1.d)

	Cost at 2003	Book value at
Denomination and type		2003	2002
CURRENT INVESTMENTS
Short-term investments
In foreign currency	399	399	603
In Argentine pesos	462	462	518
Financial trusts
In foreign currency	830	830	—
Investment trusts
In foreign currency	28	28	—
In Argentine pesos	83	83	19

Total current investments	1,802	1,802	1,140

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit E

Consolidated balance sheets at September 30, 2003 and December 31, 2002 (Note 3.1.c)

ALLOWANCES AND RESERVES ACTIVITY

(In million of Argentine constant pesos, see Note 3.1.d)

Accounts	Balance at the beginning of the year	Increase		Transferences	Decrease		Balance at 2003	Balance at 2002
Deducted from current assets
For doubtful accounts receivable	298		19	—		(38)	279	298
For obsolete inventories	6		—	—		(4)	2	6
For other receivable	—		—	15		—	15	—
Deducted from non-current assets
For net deferred tax assets	571		—	—		(280)	291	571
For credits on tax on personal property	2		2	—		—	4	2
For other receivable	5		10	(15)		—	—	5

Total deducted from assets	882	(a)	31	—	(d)	(322)	591	882

Total deducted from assets at September 30, 2002	534	(b)	210	—	(e)	(424)	320

Included in current liabilities
For contingencies	9		—	16		(13)	12	9
Included in non-current liabilities
For contingencies	142		83	(16)		(2)	207	142

Total included in liabilities	151	(c)	83	—	(f)	(15)	219	151

Total included in liabilities at September 30, 2002	146	(c)	53	—	(g)	(96)	103

(a)	Included 19 in Sales expenses and 12 in Other expenses, net.

(b)	Included 197 in Sales expenses, 2 in Financial and holding results, 3 in Income tax and 8 in Other expenses, net.

(c)	Charged to Other expenses, net.

(d)	Included (7) corresponding to results on exposure to inflation.

(e)	Included (325) corresponding to results on exposure to inflation.

(f)	Included (1) corresponding to results on exposure to inflation.

(g)	Included (88) corresponding to results on exposure to inflation.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit F

Consolidated statements of operations for the nine-month

period ended September 30, 2003 and 2002 (see Note 3.1.c)

COST OF SERVICES PROVIDED

(In million of Argentine constant pesos, see Note 3.1.d)

Nine-month period ended September 30,	2003	2002
Balance of inventories at beginning of year	18	52
Plus:
Purchases of cellular handsets	6	3
Net financial results	(6)	1
Inventories leased without charge	(2)	(11)
Retirements not included in cost of cellular handsets (1)	(7)	(6)
Cost of services provided (Exhibit H)	1,924	2,199
Minus:
Balance of inventories at period end	(4)	(27)

COST OF SERVICES PROVIDED	1,929	2,211

Periods ended September 30,	2003	2002
(1) Charged to Other receivables	—	(3)
Charged to Cost of services provided	(7)	(3)

	(7)	(6)

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit G

Consolidated balance sheets at September 30, 2003 and December

31, 2002 (Note 3.1.c)

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

		2003	2002
		Amounts in million of foreign currency units
ASSETS
CURRENT ASSETS
Cash and banks
Bank deposits	US$	15	11
	G	16,508	7,278
Investments
Short-term investments	US$	50	91
	EURO	74	83
Financial trusts	US$	155	—
	EURO	111	—
Investment trusts	US$	10	—
Public bonds	US$	4	37
Trade accounts receivable
Ordinary	US$	15	14
	SDR	1	—
	GFD	—	1
	G	133,087	129,119
Other receivables
CEOI	US$	9	—
	G	2,195	—
Prepaid expenses	G	4,110	—
Accounts receivable from roaming	US$	4	—
Various	US$	—	2
	G	5,595	4,814
NON-CURRENT ASSETS
Investments
Public bonds	US$	14	12
LIABILITIES
CURRENT LIABILITIES
Accounts payable
Vendors	US$	15	14
	G	33,672	35,200
	SDR	3	6
	EURO	—	1
Advances from customers	G	5,797	1,838
Related companies	US$	—	1
Debt
Corporate bonds – Principal	US$	216	226
	EURO	1,161	1,303
Banks loans and others – Principal	US$	445	511
		¥6,534	6,522
Fixed asset acquisitions – Principal	US$	583	604
	EURO	39	39
		¥11,652	11,652
Inventory acquisitions – Principal	US$	142	151
Accrued interests	US$	75	54
	EURO	100	100
		¥513	246
Compensatory interests	US$	19	8
	EURO	5	2
		¥125	39
Taxes payable
VAT	G	1,087	—
Other liabilities
Various	US$	—	1
NON-CURRENT LIABILITIES
Debt
Banks loans and others – Principal	US$	30	42
Accrued interests	US$	—	1

US$ = United States Dollars; GFD = Golden Franc; SDR = Special drawing rights; G = Paraguayan guaranies; ¥ = Yen.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit H

Consolidated statements of operations for the nine-month

period ended September 30, 2003 and 2002 (see Note 3.1.c)

EXPENSES INCURRED

(In million of Argentine constant pesos, see Note 3.1.d)

	Cost of services provided	Administrative expenses	Sales expenses	Fixed assets – Work in progress	Total 2003
Wages and social benefits	184	73	106	—	363
Depreciation of fixed assets	1,131	48	163	—	1,342
Amortization of intangible assets	31	2	48	—	81
Taxes	40	—	20	—	60
Turnover tax	100	—	—	—	100
Taxes on bank debits and credits	29	—	—	—	29
Materials and supplies	73	6	29	—	108
Transport and freight	5	2	13	—	20
Energy, water and others	19	3	7	—	29
Bad debts expense	—	—	19	—	19
Interconnection costs	100	—	—	—	100
Settlement outgoing expenses	57	—	—	—	57
Lease of circuits	36	—	—	—	36
Rents	24	5	6	—	35
Fees for debt restructuring process	—	14	—	—	14
Fees and counsel services	2	7	—	—	9
Repayment for services	15	5	32	—	52
Management fees	—	2	—	—	2
Advertising	—	—	16	—	16
Agent commissions and card sales	—	—	68	—	68
Commissions on collecting	—	—	35	—	35
Various	78	15	14	—	107

Total	1,924	182	576	—	2,682

	Cost of services provided	Administrative expenses	Sales expenses	Fixed assets – Work in progress	Total 2002
Wages and social benefits	217	87	167	5	476
Depreciation of fixed assets	1,208	58	213	—	1,479
Amortization of intangible assets	30	5	48	—	83
Taxes	67	1	10	—	78
Turnover tax	100	—	—	—	100
Taxes on bank debits and credits	35	—	—	—	35
Materials and supplies	116	4	20	—	140
Transport and freight	15	5	10	—	30
Energy, water and others	25	5	8	—	38
Bad debts expense	—	—	197	—	197
Interconnection costs	112	—	—	—	112
Settlement outgoing expenses	82	—	—	—	82
Lease of circuits	33	—	—	—	33
Rents	33	10	21	—	64
Fees for debt restructuring process	—	15	—	—	15
Fees and counsel services	2	9	2	—	13
Repayment for services	22	9	30	—	61
Management fees	20	2	—	—	22
Advertising	—	—	24	—	24
Agent commissions and card sales	16	—	36	—	52
Commissions on collecting	—	—	50	—	50
Various	66	20	17	—	103

Total	2,199	230	853	5	3,287

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit I

Consolidated balance sheets at September 30, 2003 and December 31, 2002 (Note 3.1.c)

AGING BREAKDOWN OF CONSOLIDATED BALANCE SHEETS CAPTIONS

(In million of Argentine constant pesos, see Note 3.1.d)

Due date	Investments	Trade accounts receivable		Other receivables	Accounts payable		Debt		Compensation and social benefits payable	Taxes payable	Other liabilities
Total due	—		167	—		—	(a)	5,057	—	—	—

Not due
Payable	—		—	—		—	(a)	4,350	—	—	—
10.2003 to 12.2003	1,676		361	87		342		3	44	84	21
1.2004 to 3.2004	143		2	15		—		—	11	36	1
4.2004 to 6.2004	3		—	13		—		2	8	3	—
7.2004 to 9.2004	3		—	31		—		—	7	—	—
10.2004 to 9.2005	40		—	13		—		4	9	—	3
10.2005 to 9.2006	—		—	2		—		3	8	—	2
10.2006 to 9.2007	—		—	5		—		4	3	—	2
10.2007 to 9.2008	—		—	53		—		61	2	—	2
10.2008 to 9.2009	2		—	1		—		14	1	—	2
10.2009 and subsequent	—		—	84		—		—	—	—	16

Total not due	1,867		363	304		342		4,441	93	123	49

Total 2003	1,867		530	304	(b)	342		9,498	93	123	49

Balances with indexation clauses	—		—	—		5		—	—	—	—
Balances bearing interest	1,867		164	—		4		9,421	—	—	—
Balances not bearing interest	—		366	304		333		77	93	123	49

Total	1,867		530	304		342		9,498	93	123	49

Average annual interest rate (%)	2.16	(c)		—		29.37	(d)		—	—	—

(a)	See Note 12. Includes 116 corresponding to Núcleo.

(b)	There are payables in kind that amounted to 1

(c)	133 bear 50% over Banco Nación Argentina notes payable discount rate and 31 bear 20.79%.

(d)	See note 7.

Due date	Investments	Trade accounts receivable		Other receivables	Accounts payable		Debt		Compensation and social benefits payable	Taxes payable	Other liabilities
Total due	—		194	—		—	(e)	3,689	—	—	—

Not due
Payable	—		—	—		—		7,446	—	—	—
1.2003 to 3.2003	1,326		401	46		391		—	36	71	24
4.2003 to 6.2003	—		4	5		1		—	11	47	1
7.2003 to 9.2003	—		1	8		2		—	7	—	—
10.2003 to 12.2003	—		—	14		—		—	7	—	—
1.2004 to 12.2004	40		1	53		—		30	11	—	1
1.2005 to 12.2005	—		—	2		—		21	8	—	3
1.2006 to 12.2006	6		—	1		—		18	7	—	3
1.2007 to 12.2007	—		—	1		—		15	2	—	2
1.2008 to 12.2008	—		—	1		—		61	1	—	2
1.2009 and subsequent	2		—	85		—		—	—	—	18

Total not due	1,374		407	216		394		7,591	90	118	54

Total 2002	1,374		601	216	(b)	394		11,280	90	118	54

Balances with indexation clauses	—		—	31		17		—	—	—	—
Balances bearing interest	1,374		209	—		2		11,246	—	—	—
Balances not bearing interest	—		392	185		375		34	90	118	54

Total	1,374		601	216		394		11,280	90	118	54

Average annual interest rate (%)	6.91	(f)		—		9.43		—	—	—	—

(e)	Includes 113 corresponding to Núcleo.

(f)	154 bear 50% over Banco Nación Argentina notes payable discount rate and 55 bear 9.02%.

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Telecom Argentina STET-France Telecom S. A.

1.	We have reviewed the accompanying consolidated balance sheet of Telecom Argentina STET-France Telecom S.A. (“Telecom”) and its consolidated subsidiaries as of September 30, 2003 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended. These financial statements and those mentioned in paragraph 9 of this report are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by the Argentine Federation of Professional Councils in Economic Sciences for reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	As further described in Note 3.1.d) to the accompanying consolidated financial statements and as required by the National Securities Commission (CNV), the Company has discontinued the restatement of the consolidated financial statements in constant currency as from March 1, 2003. Notwithstanding the provisions of the CNV, the Professional Council of Economics Sciences of the City of Buenos Aires (“CPCECABA”) still requires restatement for inflation. The estimated effects of not having performed the restatement into constant pesos of September 30, 2003 has been quantified by the Company and included in such Note.

4.	As indicated in Notes 3.2.h), 11 and 12 to the accompanying consolidated financial statements, the Public Emergency and Exchange System Reform Law provided that in agreements executed by the Federal Government under public law regulations, including those related to public works and services, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, the Company’s tariffs were set in pesos at the exchange rate of $1 per US$1 while part of the Company’s costs and indebtedness is denominated in foreign currency. Consequently, the Company’s operating conditions have been altered, negatively affecting its economic and financial equation. The consequences of these circumstances generated losses and a reduction of Telecom’s equity recorded during the year ended December 31, 2002, and the matters mentioned in paragraph 5 of this report. At September 30, 2003, the recoverability of the net amount booked in fixed assets, intangible assets and tax credits (minimum presumed income tax credit) of Telecom depends on the evolution of these conditions and the fulfillment of the premises used for the preparation of the economic and financial projections, which were prepared based on information available at date.

5.	During the first half of 2002, the Board of Directors of Telecom decided to suspend payments of principal and interest on its outstanding financial indebtedness as well as those of its Argentine subsidiaries. As indicated in Note 12 to the accompanying consolidated financial statements, as of the date of this report the Company and its consolidated subsidiaries have a total unpaid debt amounting to $ 5,246 million (related to principal debt amounting to US$ 1,051 million, Euro 436 million, Yen 8,578 million and $ 162 million and interest amounting to US$ 37 million, Euro 57 million, Yen 305 million and $ 6 million) at the exchange rate as of September 30, 2003. As further described in such Note, the Company continues working with its financial and legal advisors on the development of a proposal for the restructuring of total debt of the Group.

6.	Our review report of the financial statements of Telecom Personal S.A. (“Personal”) as of September 30, 2003, dated November 7, 2003, includes explanatory paragraphs describing the following: a) as of September 30, 2003, the recoverability of net amount booked in fixed assets, intangible assets and tax credits (minimum presumed income tax credit) depends on the fulfillment of the premises used to prepare the economic and financial projections; b) the suspension of principal and interest payments decided by the Board of Directors of Personal, the exercise by certain creditors of Personal and its subsidiary Núcleo of their right to request accelerated repayment of loans, and the outcome of the restructuring of the total financial indebtedness and c) the preparation of financial statements considering the continuity of the normal course of business of the company, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, not including any adjustments related to the recoverability and classification of assets and/or the sufficiency and classification of liabilities, that might result from the outcome of these uncertainties.

7.	The accompanying consolidated financial statements of Telecom at September 30, 2003 were prepared considering the continuity of the normal course of business of the Company and of its subsidiary Personal, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, they do not include any adjustments related to the recoverability and classification of assets and/or the sufficiency and classification of liabilities that might result from the outcome of the uncertainties described in paragraphs 4, 5 and 6.

8.	The review report of the financial statements of Publicom S.A. (“Publicom”) as of September 30, 2003, dated November 7, 2003, includes explanatory paragraphs describing that as of September 30, 2003, the recoverability of net amount booked in tax credits depends on the fulfillment of the premises used to prepare the economic and financial projections.

9.	In connection with the consolidated balance sheet of Telecom as of December 31, 2002 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2002, presented for comparative purposes, we report that:

(a) Henry Martin, Lisdero y Asociados (one of the predecessor firms of Pistrelli, Henry Martin y Asociados S.R.L.), in its capacity as member firm of Ernst & Young (“HML”), issued an audit report on March 10, 2003 on the consolidated financial statements of Telecom at December 31, 2002, with unquantified qualifications due to uncertainties related to: 1) the effects of the economic crisis on the evaluations and estimates made by Management, 2) the impact of the elimination of adjustment clauses in public services contracts and their renegotiation, and the new exchange regime on the Company’s economic and financial position, 3) noncompliance with the payments of some bank and financial debts, 4) the continuity of the normal course of business of the Company and its subsidiaries and 5) the unquantified qualifications due to uncertainties included in audit reports issued on March 7, 2003 by Price Waterhouse & Co. on the financial statements of Personal and Publicom at December 31, 2002. We have not audited any financial statement at any date and for any period subsequent to December 31, 2002.

(b) on November 8, 2002, HML issued a report on limited review on the consolidated financial statements of Telecom, for the nine-month period ended on September 30, 2002, including certain paragraphs due to uncertainties related to the situations mentioned in paragraph 9 (a) above.

10.	Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated interim financial statements described in paragraph 1 above for them to be in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV and, except for the situation mentioned in paragraph 3 of this report, with generally accepted accounting principles (GAAP) in Argentina, as approved by the CPCECABA. This statement should be read in the light of the uncertainties described in paragraphs 4 to 8 of this report, the outcome of which cannot be determined as of the date of this report.

11.	Note 17 to the accompanying consolidated financial statements describes the significant differences between Argentine GAAP as applied by the Company and the GAAP in the United States. This supplementary information is not required by Argentine GAAP. Our review of this information was limited to the scope mentioned in paragraph 2 of this report, accordingly, we do not express any opinion regarding this information.

12.	Amounts shown in Note 5.b) to the accompanying consolidated financial statements represent additional information to that required by Argentine GAAP. That note presents: a) certain amounts used as basis for the preparation of information in constant currency, b) the amounts corresponding to changes in internal wholesale price indices between January 1, 2003 and February 28, 2003 and c) total values adjusted for inflation, which agree with those presented in the consolidated cash flows of Telecom at September 30, 2003 and 2002.

13.	In compliance with current regulations, we report that:

a) the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b) the financial statements of Telecom at September 30, 2003 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c) we have read the Summary of Activity on the financial statements and the additional information to the notes of the financial statements required by Section 68 of the Buenos Aires Stock Exchange regulation on which, as regards those matters that are within our competence, we have no observations to make other than those indicated in paragraphs 3 to 8;

d) at September 30, 2003, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $7,044,540.55, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 7, 2003.

PRICE WATERHOUSE & CO.	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. – Tº I Fº 13
_________________________________________ C.P.C.E.C.A.B.A. Tº 1 Fº 1 R.A.P.U.
Dra. Silvia P. Giordano Contadora Pública (UBA) C.P.C.E. Ciudad Autónoma de Buenos Aires Tomo 135 - Folio 152	Aldo O. Carugati (Socio) Contador Público (U.B.) C.P.C.E.C.A.B.A. Tº114 Fº178

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Pistrelli, Henry Martin y Asociados (member of Ernst & Young Global) and Price Waterhouse & Co.

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($ / share)		Volume of shares traded (in million)
Quarter	High	Low
September’ 02	0.80	0.56	36.5
December’ 02	1.73	0.70	51.8
March’ 03	2.77	1.65	53.5
June’ 03	4.25	2.19	66.8
September’ 03	4.04	3.20	62.2

NYSE

	Market quotation (US$/ADR*)		Volume of ADRs traded (in million)
Quarter	High	Low
September’ 02	1.13	0.66	8.1
December’ 02	2.60	0.80	11.9
March’ 03	4.60	2.40	20.8
June’ 03	7.42	3.61	35.4
September’ 03	6.95	5.45	35.3

*	Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina STET-France Telecom S.A., please contact:

In Argentina
Telecom Argentina STET France Telecom S.A.
Investor Relations Departments
Alicia Moreau de Justo 50, 10th Floor
(1107) Ciudad Autónoma de Buenos Aires
Tel.: 54-11-4968-4000
Argentina

Outside Argentina
Golin Harris International	Morgan Guaranty Trust Co.
The Chrysler Building	ADR Department
405 Lexington Ave., 16th floor	60 Wall Street
New York, New York 10017	New York, New York 10260-0060
USA	USA
Tel.: 1-212-697-9191	Tel.: 1-212-648-9935

•	INTERNET http://www.telecom.com.ar

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

Morgan Guaranty Trust Co.
60 Wall Street
New York, New York 10260-0060
USA

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003

Buenos Aires, 20 de noviembre de 2003

Señores

Bolsa de Comercio de Buenos Aires

Presente

De mi consideración:

Ref.: Información artículo 23 del Reglamento de Cotización.

Tengo el agrado de dirigirme a Uds. en mi carácter de Responsable de Relaciones con el Mercado de TELECOM ARGENTINA STET-FRANCE TELECOM S.A. (“la Sociedad”), a fin de informar que en el día de la fecha mi representada se ha notificado de la resolución dictada en los autos caratulados “Gargantini, Claudia Ema c/ Telecom Argentina STET France Telecom S.A. s/ pedido de quiebra”, en trámite por ante el Juzgado Nacional de Primera Instancia en lo Comercial N° 19 de Capital Federal, Secretaría N° 38, sobre los que informáramos el pasado 11 de septiembre.

La resolución judicial tiene por desvirtuado el estado de cesación de pagos que la actora imputara a la Sociedad y, en consecuencia, declara concluidas las actuaciones.

Sin otro particular, hago propicia la oportunidad para saludarles muy atentamente.

Pedro Insussarry

Responsable de Relaciones con el Mercado

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, November 20, 2003

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.: Information related to Art. 23 of the Listing Regulation

I am writing you as Responsible for Market Relations of Telecom Argentina STET-France Telecom S.A. (“the Company”) to inform that today the Company has been notified of the resolution issued in the case “Gargantini, Claudia Ema against Telecom Argentina STET – France Telecom S.A. on Bankruptcy Petition”) that has been filed at the National First Instance Commercial Court of the Federal District Nº19, Secretariat Nº38 and of which we informed you on last September 11.

The judicial resolution has invalidated the status of cease of payments that was held against the Company by the plaintiff and therefore declares that the proceedings have concluded.

Best regards,

Pedro Insussarry

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: December 1, 2003	By:	/s/ Christian Chauvin
		Name: Title:	Christian Chauvin Vice-President